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07021448

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco de Guayaquil

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAR 06 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35013

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

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OICF/BY: dlw

DAT : 3/1/07

ARIS
12-31-06

Banco de Guayaquil S. A.
Stockholders' Annual Report
Corresponding to Fiscal Year 2006

In accordance with the statutes
of Banco de Guayaquil S. A.
we have the pleasure of presenting the
Activity Report
for Fiscal Year 2006

INDEX

International Environment

Macroeconomic environment

Main indicators of Banco de Guayaquil

Correspondent and Investment Banks

Audited Financial Statements of Banco de Guayaquil

Commissary Report

Internal Auditor Report

Management Report to prevent Money Laundering

Report from the Audit Comity

Report from the Integrated Risk Administration Comity

Financial Statements from Subsidiaries of Banco de Guayaquil Financial Group

Guayaquil Bank & Trust Co. Ltd

Investment Funds and Trust Administration Company, BG S.A.

Insurance & Reinsurance Company, Rio Guayas S.A.

Financial Statements from the Banco de Guayaquil Financial Group

Corporate Governance

Main Corporate Structure Chart of Banco de Guayaquil

State Taxes

Banco de Guayaquil Stock

Rating "AAA-"

Banco de Guayaquil signs agreement with BID

Securitization of US$ 50 million

Capital increase

Commercial Management and amplitude of transactional services

American Express

Visa Privilegios

Visa Liga

MasterCard

Banco de Guayaquil exclusive issuer until 2015 of American Express Cards

Deposits with the Public

Payroll Plus

New Web Page

ATM's network in Metrovia

Banco de Guayaquil in Registro Civil

Supermaxi Agreement

Geographic Coverage

Transactional banking

Debit Card

Pago Efectivo Card

New Agencies

ATM's Network

Automatic Remittance Payment

Banco de Guayaquil and Mobil

Utilities Payment

TV Cable Payments

EmelManabi Agreement

Agreement with the Government of the United States of America

Spanish Embassy Agreement

Banco de Guayaquil in Spain

Agreements with Spanish banks

Banco de Guayaquil signs agreement with Caixa Galicia

Direct Deposits

Agreement with the Chamber of Commerce in Guayaquil

Hidropaute Trust

Latin-American Board of Georgetown University

Centro Educativo Tecnico Laboral Montepiedra

Niño Esperanza

Centro Cultural Metropolitano

Niños con Futuro Foundation

Resurgere Foundation

Gratefulness and Farewell

In accordance with the statutes of Banco de Guayaquil S. A. we have the pleasure of presenting the Activity Report for Fiscal Year 2006.

Ecuadorian economic growth was 4.3% for 2006. Deposits from the public in the national financial system grew 18.03% and the loan portfolio for the different sectors increased at 22.51%. These ratios are greater than economic growth, which confirms the customers' confidence and the support that the banking sector gives to the different productive sectors in the country.

We will review the main events in Ecuador and the performance of Banco de Guayaquil and its subsidiaries.

International Environment

In 2006, world economic growth was 3.9%, this means, according to World Bank, there was an acceleration of the economy compared to year 2005, which had a growth rate of 3.5%.

There are great changes in the world economy due to the large phase of globalization that we live. There is a massive movement of manufacturing toward the emerging economies with cheaper labor costs. Generally, parts and pieces are manufacturing in Asiatic dragons, which began their industrialization process several decades ago, and now they are exporting to China for final assembly, where the labor cost is cheaper. Final product is sent from China to the rest of the world for consumption.

China has the greatest growth rate in the world; it was 10.4% and 10.2% in 2006 and 2005, respectively. Since China is the country with the largest population in the world, the number of poor people has been reduced.

The Internet revolution has allowed that globalization reaches services. Countries with a high educational level, especially technical, with knowledge of languages spoken in developed countries are exporting services.

India is the best example of this. With its polytechnic institutes and master degrees in English -this is the free language- has grown 8.7% in 2006 and 8.5% in 2005.

The low cost of consumer products and the raise of primary goods prices have been favorable for Latin American countries, which have not entered in the reconverted process of their manufacturing industries.

Caribbean and Latin American countries grew 5.0% in 2006 this value is greater than 2005 growth rate (4.5%). This rate seems important; however it shares with Middle East and OECD (Organization for Economic Cooperation and Development) countries the lowest growth rates.

Regarding to the developed world, United States is still the motor, due to high import rates; its growth was 3.2% in 2006, the same rate that got in 2005.

Year 2006 was great for Europe; growth rate was 2.4%, a value greater than 1.4% obtained in 2005. While the rate is modest, we should remember that population growth rate is minimal in Europe.

Ecuadorian Macroeconomic Environment

In 2006, Ecuadorian economic growth was 4.3%, according to Central Bank's provisional estimate. The size of economy closed around US $41 billion.

In 2005 and 2006, the economic growth was dragged by the credit. Financial services growth was 13.0% for National Accounts purposes; it was the higher rate of any other sector in the economy.

Another sector with a great performance was construction, which grew at 5.1%. Housing demand increased due to dolarization and the drop of interest rates.

Manufacturing industry had a growth similar to the economy; it was 4.4%. In 2006, non food sector had a greater rate than food sector. Machine manufacturing sector grew at 8%, due to automobile assembly boost.

Aquaculture sector maintained its recovering, however tuna production dropped due to lower captures.

Oil production tends to stabilize after the great growth experimented when the heavy oil pipeline (OCP) began to operate at ends of 2003. For year 2006 is expected a growth of 1.7%.

The official forecast for 2007 is a growth rate of 3.5%. Central Bank estimates that most of economy activities will show signs of decelerating. The construction sector will be an exception, is expected that this sector will grow at 5.5% due to infrastructure works which began in 2006, like Quito Airport, or those that will start at the beginning of 2007, especially in hydroelectric sector.

Agricultural and Livestock sector will be recovering on 2007. During 2006 this sector growth fell due to Tungurahua volcanic activity.

The following table outlines Ecuador's economic activity by productive sector.

GDP BY ECONOMIC ACTIVITY

Growth in constant values

	2003	2004	2005	2006
GDP	3.6%	7.9%	4.7%	4.3%
Agriculture and Fishing	5.6%	1.9%	5.7%	2.1%
- Agriculture/Livestock	4.4%	2.1%	4.1%	1.8%
- Fishing	14.2%	0.5%	16.0%	3.8%
Mining Sector	6.0%	25.6%	0.9%	1.8%
Manufacturing Industry	4.6%	3.2%	9.0%	4.4%
Oil Refination	5.2%	12.7%	8.2%	0.4%
Electricity and Water	1.2%	**-3.9%**	**-3.9%**	4.3%
Construction	**-0.7%**	4.0%	3.0%	5.1%
Commerce	3.5%	3.0%	5.6%	4.6%
Transport/Storage	1.8%	1.6%	3.6%	4.7%
Financial Intermediation	0.4%	6.2%	17.2%	13.0%
Other Services	4.2%	5.9%	7.5%	4.2%
Indirect Financial Intermediation Services	**-3.9%**	**-2.8%**	8.8%	13.4%
Public Administration	2.9%	3.1%	1.4%	3.8%
Domestic Serv.	4.5%	3.7%	**-4.5%**	2.1%
Other elements	0.9%	9.6%	8.0%	7.4%
GLOBAL SUPPLY	1.4%	8.8%	7.2%	5.5%
Imports	**-3.9%**	11.1%	13.5%	8.3%
GDP	3.6%	7.9%	4.7%	4.3%
GLOBAL DEMAND	1.4%	8.8%	7.2%	1.4%
Internal Demand	**-1.1%**	6.4%	7.1%	1.2%
- Public Sector Consumption	1.4%	3.6%	3.4%	3.6%
- Fixed Gross Capital Formation	**-0.2%**	4.9%	8.1%	6.4%
- Home consumption	5.2%	4.6%	6.4%	5.5%
- Stock Variation	**-96.7%**	1202.8%	35.1%	10.1%
Exports	9.6%	15.8%	7.4%	4.9%

Source: BCE, 2003-2005: "Cuentas Nacionales". 2006: BCE, "Previsiones Económicas".

Public Sector situation

Average price of Ecuadorian oil was US $51.1 per barrel during 2006, according to provisional data; this means an increase of US $10 compared with 2005 price. Ecuadorian oil price growth reflected the international trend, the highest value occurred by mid year, since then it began to go down. Oil price seems to have reached a new fluctuation range. Therefore, experts think that is not possible to returns to the former levels before 2006.

This oil price raise means an important increase in the value of Ecuadorian produced oil, even though an important portion of this value was destined for energy subsidy.

In spite of this situation, Government income increased more than US $2 billion. During 2006, government income was 27.5% of total economy. If oil income was accounted at oil price, and if subsidy was a separate expense, the size of public sector would be greater than 30%.

Due to economic growth, State could reduce his debt.

NON FINANCIAL PUBLIC SECTOR In millions of US Dollars	2005	2006	% inc.	2005	2006
	millions $		2006/2005	As %GDP	
INCOME	9,155	11,230	22.7%	25.1	27.5
Oil, exports	2,207	3,341	51.4%	6.0	8.2
Fuel	(18)	-	-.-	(0.0)	-
Taxes and similar	4,321	4,846	12.2%	11.8	11.9
- IVA (Value Added Tax)	2,541	2,439	-4.0%	7.0	6.0
- Others	1,780	2,407	35.3%	4.9	5.9
Social Security Contributions and others	1,492	2,410	61.5%	4.1	5.9
Non-tax income	1,023	1,023	0.0%	2.8	2.5
Public Companies Surplus	130	(391)	-400.4%	0.4	(1.0)
EXPENSES	7,785	9,003	15.6%	21.3	22.0
Currents non financial	5,895	6,761	14.7%	16.2	16.5
- wages and salaries	2,945	3,163	7.4%	8.1	7.7
- others	2,950	3,598	22.0%	8.1	8.8
Capital expenditures	1,890	2,242	18.6%	5.2	5.5
Primary Surplus (deficit)	1,370	2,227	62.6%	3.8	5.4
Interests	808	867	7.3%	2.2	2.1
Adjustment		28			0.1
Global Surplus (deficit)	562	1,388	147.0%	1.5	3.4

Note: 2006, official forecast.
Source: Central Bank of Ecuador

Banking Sector Situation

By fifth consecutive year, deposits from the public in private banks have grown steadily, reaching US $9,147 million on December 31, 2006. It represents an increase of US $1,397 million in deposits for 2006.

Compared to December 31, 2005's deposits, the growth was 18.03%. Depositors preferred sight deposit rather than term deposit. Last ones grew 17.6% during last twelve months; reaching US $2,786 million. Sight deposits increased US $917 million (17.2%) reaching US $6,252 million.

DEPOSITS EVOLUTION IN PRIVATE BANKING SECTOR

Operative Banks - In US $ million

	Sight Deposits	Term Deposits	Total
Dec. 01	2,160	1,067	3,226
Dec. 02	3,035	1,274	4,310
Dec. 03	3,539	1,571	5,110
Dec. 04	4,438	1,916	6,354
Dec. 05	5,334	2,370	7,704
Nov. 06	6,064	2,779	8,842

Source: Superintendencia de Bancos.

Loans have raised US $1,461 million, reaching US $7,954 million in 2006, which represented an annual rate of 22.5% compared to December 31, 2005. Commercial sector received US $700 million more in the year, representing an annual growth of 17.5%. Consumer sector received US $458 million more, which meant an increase of 30.1%. Housing sector increased US $171 million (28.8%) and credit for small businesses rose in US $133 million showed a 37.6% increase.

While loans amount had rose, lending interest rate stay stable. Referential lending interest rate averaged 8.87%.

The 90 days interest rate for certificates of deposit at trended toward going up. It averaged 4.4% in 2006, compared with 2005 average of 3.8%. For this reason, lending interest rate kept stable while an increase of certificates of deposit rate took place.

LENDING INTEREST RATE
For 90 days operations


10.00%
9.50%
9.00%
8.50%
8.00%
7.50%
7.00%
05 F M A M J J A S O N D 06 F M A M J J A S O N D

Source: Central Bank of Ecuador

BORROWING INTEREST RATE
For 90 days operations


5.00%
4.50%
4.00%
3.50%
3.00%
05 F M A M J J A S O N D 06 F M A M J J A S O N D

Source: Central Bank of Ecuador

External Sector

International Monetary Reserve was US $2,006 million at ends of December, 2006. It decreased US $277 million (11.8%) in twelve months. Free Disposability Reserve reflects especially the deposits made by public sector institutions.

In the first ten months of 2006, exports grew 26.5% and they could be greater than US $12 billion at year end. Oil exports showed a 35.3% increase and non oil exports rose 14.5%.

It is encouraging that non traditional exports have increased 50% during first ten months of the year, while manufactured goods grew 20%. This probably means that private sector is going to international markets with other products different than the ones traditionally exported and that they are taking advantage of dolarization, especially by the fact that there is a strong currency. At the same time they surpassed some disadvantages, as the disability of diluting internal cost increases by currency depreciation.

Dolarization forced private sector to make greater efforts to improve productivity and gaining competitivity. Foreign trade figures show that many companies have achieved this goal.

TOTAL EXPORTS AND MAIN ITEMS
In US $ Million FOB

	Total Exports	Oil	Banana	Sea Products (excluding shrimp)	Others
2001	4,678	1,722	865	382	1,710
2002	5,036	1,839	969	446	1,782
2003	6,223	2,372	1,101	529	2,221
2004	7,753	3,899	1,024	475	2,356
2005	10,100	5,397	1,084	635	2,984
2006 (*)	12,283	6,894	1,159	658	3,572

(*) December, 2006 is forecasted.
Source: Central Bank of Ecuador (www.bce.fin.ec).

Along with export, another balance of payment's column was immigrants' remittances. In 2006, they reached US $2,514 million, which is US $200 million greater than 2005.

Foreign currency due to exports and remittances allowed the strong growth of imports. These ones permitted to satisfy the great growth home in consumption.

In 2006, imports reached over US $11 billion. Data for first ten months reveal an increase of 18% compared to the same period of previous year. The greatest growth is in fuel, almost US $2 billion in those 10 months, this means an increase of 43% due to price considerations.

Without fuel, imports increased 14%, being the most outstanding ones construction materials (23%), transport equipment (25%), and industrial raw materials (19%). Increase of durable consumer goods has been moderated (11%).

Inflation

During the last twelve month annual inflation rate was 2.87%, bigger than 2005 year inflation rate of 2.74%. In 2006, Ecuadorian inflation rate value was next to international inflation rate.

The lack of an inflation rate greater than the international inflation is by itself a public good, since it allows both families and enterprises for not being worried about a probable and suddenly loss of purchasing power. Economic growth in 2006 and 2005 is based on families' capability for programming their expenses so they can apply for credits to buy houses, cars or home appliances.

MONTHLY INFLATION


0.8%
0.6%
0.4%
0.2%
0.0%
-0.2%
-0.4%
0.2%
06
F
M
A
M
J
J
A
S
O
N

Source: INEC

Employment

Despite this being the third year with a continuous growth in consumption, public expenditures and credit, the unemployment rate was 9.8% in November, 2006. This rate is slightly higher than November, 2005 rate.

Instead, the performance of proper employment was positive. In November, 2006, 44.6% of EAP (Economically Active Population) had proper employment, with full time schedule, salary according to wage tables and social secure affiliation. This value is 1.4 percent points of EAP, more than in November, 2005 (43.2%).

UNEMPLOYMENT RATE
Cuenca, Guayaquil y Quito


13.0%
12.0%
11.0%
10.0%
9.0%
8.0%
7.0%
9.8%
03 M M J S N 04 M M J S N 05 M M J S N 06 M M J S N

Source: Central Bank of Ecuador, "Boletin de precios, salarios, empleo y mercado laboral".

PROPER EMPLOYMENT RATE
Cuenca, Guayaquil y Quito


65.0%
60.0%
55.0%
50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
44.6%
03 M M J S N 04 M M J S N 05 M M J S N 06 M M J S N

Source: Central Bank of Ecuador, "Boletín de precios, salarios, empleo y mercado laboral".

Economic Outlook for 2007

The components of Added Supply, which are part of both GDP and Imports, will grow in 2007 3.5% and 6.6%, respectively. Imports will grow due to greater investment expectations, especially for public sector, and also because of the continuous increase of consumption registered since 2000, when Ecuador adopted dollar as its official currency.

When analyzing GDP growth rates, through Ecuadorian Economics' expenditures or added demand components, is noted that real exports variation will reduce substantially (2.6%), although petroleum exports could be at 2%.

During 2007, it is possible that banana exports will diminish due to a reduction of production levels because of "El Niño" phenomenon and also to a fall on prices in the international markets.

Final consumption, both public and private sector, will grow a 4.5%, although this rate is lower than 2006 rate. The impulse of remittances received from migrants will continue.

On the other hand, public sector consumption will depend on expenditure policies that new government will establish. It is possible that expenses will grow if we consider the offers made by the new president during the campaign.

Fixed Gross Capital Formation will increase 6.58% in 2007 due to great investments expected in hydro electrical and oil sectors, as result of the approval of Feiseh Law. There are also important investments expected from private companies, as the case of "Cemento Nacional" which will invest $200 million in its expansion.

Regard of GDP, Non Petroleum GDP will grow 3.7% and Petroleum GDP will decrease 0.1% during 2007. These results show that Ecuador economic dependence to the petroleum sector evolution will decrease. In spite of this, real growth of the economy will consolidate based on renewable resources. The chart at the bottom of the page shows a forecast of added supply and demand.

FINAL USE AND SUPPLY OF GOODS AND SERVICES
Variation rates (at prices of year 2000)

	2002	2003	2004 (sd)	2005 (p)	2006 (prev)	2007 (prev)
GDP	4.25%	3.58%	7.92%	4.74%	4.30%	3.47%
IMPORTS	16.71%	-3.58%	11.10%	13.50%	8.28%	6.61%
FINAL SUPPLY	7.59%	1.40%	8.80%	7.21%	5.49%	4.43%
TOTAL FINAL CONSUMPTION	6.34%	4.72%	4.50%	6.08%	5.31%	4.52%
Public Sector Consumption	4.33%	1.42%	3.58%	3.44%	3.60%	4.56%
Home Consumption	6.63%	5.18%	4.62%	6.43%	5.53%	4.51%
FIX CAPITAL GROSS FORMATION	18.92%	-0.16%	4.93%	8.13%	6.37%	6.58%
EXPORTS	-0.84%	9.59%	15.76%	7.42%	4.94%	2.56%
FINAL DEMAND	7.59%	1.40%	8.80%	7.21%	5.49%	4.43%

Source: Central Bank of Ecuador

Ecuador is capable of having an important qualitative leap in 2007. Dolarization allowed private sector to capitalize and also let the country's best talent be canalized for improving the productive systems because of the lack of speculative gains due to foreign exchange.

Public sector could increase the investment expenditures due to the strong saving reached last years, this will allow improve country infrastructure which prop up dolarization scheme. Now it is not a dream to think in increasing installed capacity of hydraulic power in 2000 MW, nor installing a new oil refinery. It is possible to subsidy a popular housing program and at the same time, to give basic utilities services to the citizens. External conditions for the region are still good. The mix of low international interest rates, high prices of primary products and a weak dollar is favorable for country growth and the diminution of inequality in existence.

Main Economic and Financial Ratios for Banco de Guayaquil As of December 31, 2006

Banco de Guayaquil S. A. Financial and Economic Analysis

Assets & Contingent Accounts

Total assets plus contingent accounts of Banco de Guayaquil as of December 31, 2006 was US $1,850,958 thousand, which compared to December 31, 2005 result (US $1,510,929 thousand) represents an increase of 22.50%. Ecuadorian Banking sector grew 19.63%, thus Banco de Guayaquil grew 2.87 percentage points more than the sector.

The distribution of assets and contingent accounts of the top ten banks in the country and their market share is presented in the following table:

ASSETS & CONTIGENT ACCOUNTS

As of December 31, 2006

BANKS	IN THOUSANDS DOLLARS	SHARE (%)	RANKING
PICHINCHA	3,172,616	24.40%	1
GUAYAQUIL	1,850,958	14.23%	2
PACIFICO	1,432,390	11.01%	3
PRODUBANCO	1,429,353	10.99%	4
BOLIVARIANO	1,086,973	8.36%	5
INTERNACIONAL	1,025,407	7.89%	6
AUSTRO	432,501	3.33%	7
SOLIDARIO	341,529	2.63%	8
MACHALA	283,952	2.18%	9
CITIBANK	267,350	2.06%	10
TOP 10	**11,323,029**	**87.07%**	
FINANCIAL SYSTEM	**13,004,503**	**100.00%**	

As a complement, we present the evolution of total assets and contingent accounts since 2002.

EVOLUTION

(In Thousand Dollars)


2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
868,505
1,087,447
1,176,385
1,510,929
1,850,958
DEC.02
DEC.03
DEC.04
DEC.05
DEC.06

14

Available Funds and Liquidity Ratio

Available funds represent the liquidity kept at Ecuador's Central Bank and Foreign Banks, as well as the cash guarded at bank safe boxes.

Banco de Guayaquil available funds were US $467,365 thousand, locating it as the first bank with the greatest liquidity in the country. The liquidity indicator, measured by total available funds to total short term deposits, was 44.66% in December, 2006, while Ecuadorian bank sector indicator was 26.96%.

AVAILABLE FUNDS

As of December 31, 2006

BANKS	IN THOUSANDS DOLLARS	SHARE (%)	RANKING
GUAYAQUIL	467,365	21.85%	1
PICHINCHA	449,688	21.03%	2
BOLIVARIANO	303,081	14.17%	3
PACÍFICO	167,176	7.82%	4
INTERNACIONAL	146,392	6.85%	5
PRODUBANCO	117,952	5.52%	6
AUSTRO	75,758	3.54%	7
MACHALA	55,749	2.61%	8
SOLIDARIO	48,368	2.26%	9
CITIBANK	23,461	1.10%	10
TOP 10	**1,854,990**	**86.74%**	
FINANCIAL SYSTEM	**2,138,489**	**100.00%**	

Structural Liquidity Ratio

The "Structural Liquidity" ratio is based on customer's liabilities composition and its historical volatility.

The structural liquidity ratio required to Banco de Guayaquil as of December, 2006 was 34.01%, while the constituted ratio was 46.60%, this means it is 12.59 percentage points greater than required.

Investments

They are fixed rate securities with high liquidity, negotiated in stock markets and out of stock markets, both local and international.

The charts bellow shows the portfolio origin structure and its respective risk rating gave by international risk firms as Moody's and Standard & Poor's.

Banco de Guayaquil has, at the end of fiscal year on December 31, 2006, 91.88% of its portfolio in international investments. Also 70.66% of total portfolio is securities with AAA risk rating in the international markets.

INVESTMENT PORTFOLIO

As of December 31, 2006

ORIGIN	In Thousand Dollars	Share (%)
INTERNATIONAL	356,955	91.88%
LOCAL	31,537	8.12%
TOTAL	**388,492**	**100.00%**

INVESTMENTS RISK RATING

As of December 31, 2006

RATING	INTERNATIONAL	LOCAL	TOTAL	
	In Thousand Dollars	In Thousand Dollars	In Thousand Dollars	Share (%)
AAA	269,494	5,000	274,494	70.66%
AA	498	9,870	10,368	2.67%
A	86,963	4,338	91,301	23.50%
OTRAS	-	12,328	12,328	3.17%
TOTAL	**356,955**	**31,537**	**388,492**	**100.00%**

The following chart compares the relationship between investments to total assets of top ten banks table:

INVESTMENTS / ASSETS

As of December 31, 2006

BANKS	ASSETS US $ THOUSAND	SHARE (%) TOT. ASSETS	RANKING
CITIBANK	144,094	59.11%	1
PRODUBANCO	378,755	32.80%	2
PACIFICO	352,916	26.53%	3
GUAYAQUIL	356,849	20.48%	4
PICHINCHA	442,849	15.07%	5
AUSTRO	53,594	12.65%	6
INTERNACIONAL	90,697	10.47%	7
BOLIVARIANO	96,048	10.14%	8
MACHALA	19,375	7.12%	9
SOLIDARIO	4,551	1.33%	10
TOP 10	**1,939,727**	**18.90%**	
FINANCIAL SYSTEM	**2,053,721**	**17.27%**	

In addition, the following chart shows the evolution of investment portfolio since 2002:

EVOLUTION OF INVESTMENT PORTFOLIO

IN THOUSANDS DOLLARS


400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
135,023
314,103
299,150
286,205
356,849
DEC.02
DEC.03
DEC.04
DEC.05
DEC.06

17

It is important to note that Banco de Guayaquil does not keep in its investment portfolio any security issued by Republic of Ecuador or any Ecuadorian public institution.

Credit operations

Total volume of credit (loan) operations, which include debtors for acceptance and letters of credit and endorsements accounted in contingent account of Banco de Guayaquil, reached the amount of US $848,121 thousand as December, 2006. This figure as of December 31, 2005 was US $670.746 thousand, which means an increase of 26.44% in 2006. Ecuadorian banking sector grew at 22.51%, Banco de Guayaquil grew 3.93 percentage points more than the sector.

The following chart shows the ranking for credit operations volume of the top ten banks in Ecuador and their total market share.

CREDIT OPERATIONS

As of December 31, 2006

BANKS	IN THOUSANDS DOLLARS	SHARE (%)	RANKING
PICHINCHA	2,052,279	25.80%	1
PRODUBANCO	866,246	10.89%	2
GUAYAQUIL	848,121	10.66%	3
PACIFICO	780,345	9.81%	4
INTERNACIONAL	723,819	9.10%	5
BOLIVARIANO	660,143	8.30%	6
AUSTRO	280,294	3.52%	7
SOLIDARIO	243,986	3.07%	8
MACHALA	188,844	2.37%	9
CITIBANK	95,190	1.20%	10
TOP TEN	**6,739,266**	**84.73%**	
FINANCIAL SYSTEM	**7,953,563**	**100.00%**	

Also, we present the evolution of credit operations:

EVOLUTION

IN THOUSANDS DOLLARS



900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
452,428
468,222
571,663
670,746
848,121
DEC.02
DEC.03
DEC.04
DEC.05
DEC.06

Past due loan portfolio

They are loans owed but not yet paid or renewed by the clients.

The total past due loan portfolio include: past due loan portfolio, documents paid by clients and the portfolio that does not yield.

Banco de Guayaquil reduced significantly its past due loan ratio, from 1.57% in 2005 to 1.25% in 2006.

On December 31, 2006 the net past due loan ratio of Banco de Guayaquil was -0.73%. On the other hand, Banco de Guayaquil constituted provisions represents 170.34% of the total past due loan portfolio.

CREDIT RISK

As of December 31, 2006

BANKS	TOTAL PAST DUE LOAN PORTFOLIO		PROVISIONS COVERING		NET PAST DUE LOAN PORTFOLIO		PROVISIONS FOR NON COLLECTABLE	
CITIBANK	0.25%	1	1686.14%	1	-2.80%	3	4.24%	5
INTERNACIONAL	0.73%	2	275.53%	4	-1.06%	6	2.02%	10
PRODUBANCO	0.84%	3	336.31%	2	-1.68%	5	2.83%	8
BOLIVARIANO	0.96%	4	326.30%	3	-1.93%	4	3.14%	7
GUAYAQUIL	1.25%	5	170.34%	7	-0.73%	7	2.13%	9
PICHINCHA	2.63%	6	274.90%	5	-4.44%	2	7.22%	2
MACHALA	2.88%	7	113.21%	8	-0.31%	8	3.25%	6
PACIFICO	4.84%	8	268.90%	6	-8.05%	1	13.03%	1
AUSTRO	5.40%	9	85.76%	9	0.85%	9	4.63%	4
SOLIDARIO	5.91%	10	80.49%	10	1.19%	10	4.76%	3
TOP 10	**2.32%**		**231.67%**		**-2.87%**		**5.38%**	
FINANCIAL SYSTEM	**2.82%**		**188.82%**		**-2.33%**		**5.32%**	

Provisions for non collectable loans

The provisions for non collectable loans are resources taken from bank's profits and they are assigned as hedging for potential losses presented on the recovering of gifted credits and not collected.

The balance for provisions of non collectable loans was US $18.051 thousand in December, 2006. Throughout 2006 provisions for US $8.480 thousand were constituted and a penalty of US $6.419 thousand was applied in concordance with policies established by the control authority.

The following chart summarizes loan portfolio rating and score (credit collectable qualification) and contingents and constituted provisions in concordance with the norms established by Banks Superintendence.

LOAN PORTFOLIO RATING

As of December 31, 2006

	SUMMARY	BALANCE	% SHARE	REQUIRED PROVISION	CONSTITUTED PROVISION	SURPLUS PROVISION
A	NORMAL RISK	819,023,897	95.83%	8,280,058	8,280,058	-
B	POTENTIAL RISK	16,548,475	1.94%	971,243	971,243	-
C	INEFFICIENT	14,180,472	1.66%	4,933,942	4,933,942	-
D	DOUBTFULL COLLECTION	2,134,404	0.25%	1,067,200	1,067,200	-
E	LOSSES	2,798,178	0.33%	2,798,178	2,798,178	-
	TOTAL	854,685,426	100.00%	18,050,621	18,050,621	-

The loan portfolio and contingents ratings presented above agrees with the impartial revision and opinion of external auditors.

Deposits from Public

Deposits made by the customers in Banco de Guayaquil on December 31, 2006 were US $1,220,651 thousand.

The following chart corresponds to the top ten banks:

DEPOSITS FROM PUBLIC

As of December 31, 2006

BANKS	IN THOUSANDS DOLLARS	SHARE (%)	RANKING
PICHINCHA	2,304,082	25.19%	1
GUAYAQUIL	1,220,651	13.35%	2
PACIFICO	1,049,574	11.48%	3
PRODUBANCO	864,394	9.45%	4
BOLIVARIANO	739,854	8.09%	5
INTERNACIONAL	721,815	7.89%	6
AUSTRO	368,656	4.03%	7
MACHALA	236,781	2.59%	8
SOLIDARIO	217,546	2.38%	9
CITIBANK	205,682	2.25%	10
TOP TEN	**7,929,035**	**86.69%**	
FINANCIAL SYSTEM	**9,146,595**	**100.00%**	

The balance at December 31, 2006 is greater than the balance at December 31, 2005 (US $1,013,556 thousand); this represents an increase of 20.43%. Banking sector grew at 18.07% which represents that Banco de Guayaquil grew 2.40 percentage points more than the sector.

It is important to note that 64.67% of total deposits from the public correspond to sight deposits and the difference corresponds to term deposits.

As a complement, we present the evolution of deposits from the public since 2002 in the following chart.

EVOLUCION

IN THOUSANDS DOLLARS


1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
550,612
661,998
801,280
1,013,556
1,220,651
DEC.02
DEC.03
DEC.04
DEC.05
DEC.06

21

Equity

The capital adequacy ratio of Banco de Guayaquil was 12.04% in December, 2006, this means an equity surplus of US $31,775 thousand; 3.04 percentage points greater than legal requirement.

In following chart you will find the capital adequacy ratio for the top ten banks as of December 31, 2006.

TECHNICAL EQUITY

As of December 31, 2006

BANKS	RATIO	RANKING
CITIBANK	15.89%	1
PRODUBANCO	12.90%	2
BOLIVARIANO	12.56%	3
GUAYAQUIL	12.04%	4
PACIFICO	11.98%	5
MACHALA	11.35%	6
SOLIDARIO	11.11%	7
AUSTRO	11.03%	8
* PICHINCHA	10.64%	9
INTERNACIONAL	10.61%	10
TOP TEN	**11.65%**	
FINANCIAL SYSTEM	**12.00%**	

* As of November 30, 2006

In addition, we present the evolution of Banco de Guayaquil's equity since 2002.

EVOLUTION

IN THOUSANDS DOLLARS


140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
76,950
78,877
85,771
101,586
126,792
DEC.02
DEC.03
DEC.04
DEC.05
DEC.06

22

The technical equity for Banco de Guayaquil Financial Group, according to regulations in force, was 12.78%, the constituted equity was US $135,773 thousand and the assets weighted by risk were US $1,062,426 thousand.

In the following chart we present the relationship between equity and assets & contingencies risk weighted as of December 31, 2006, where we can observe that the surplus of equity of Banco de Guayaquil Financial Group was US $40.147 thousand, which is equivalent to 3.79 percentage points more than legal requirement.

RATIO BETWEEN TECHNICAL EQUITY AND TOTAL ASSETS & CONTINGENT WEIGHTED BY RISK

As of December 31, 2006
(In Thousands Dollars)

	BANK US$	FINANCIAL GROUP US$
CORE CAPITAL (PRIMARY TECHNICAL EQUITY)		
Common Share Capital	79,379	79,379
Legal Reserves	6,315	6,315
Values for future capitalization	361	361
(A) TOTAL CORE CAPITAL	**86,055**	**86,055**
SUPPLEMENTARY CAPITAL		
Convertible Obligations	23,000	23,000
Revalution reserve	1,227	1,227
45% Surplus for valuation	6,929	6,929
Accumulated profit of surplus	1,145	1,145
Profits (losses) of financial year	23,328	23,344
Dividens paid in advance	- 6,000	- 6,000
(B) TOTAL SUPPLEMENTARY CAPITAL (SECUNDARY TECHNICAL EQUITY)	**49,629**	**49,646**
(C = A + B) TOTAL TECHNICAL EQUITY	**135,684**	**135,700**
LESS		
Equity assigned to foreign subsidiary or agency	2,464	
The value of its share in the paid equity plus reserves, except those proceeding from asset valuation, in a subsidiary or affiliate institution.	7,184	
(D) DEDUCTIONS FROM TOTAL TECHNICAL EQUITY	**9,648**	
(E = C - D) CONSTITUTED TECHNICAL EQUITY	**126,036**	**135,700**
ASSETS & CONTINGENT WEIGHTED BY RISK		
Weighted Assets with 0,10	1,119	1,339
Weighted Assets with 0,20	47,841	47,841
Weighted Assets with 0,25	-	-
Weighted Assets with 0,40	12,524	12,524
Weighted Assets with 0,50	21,325	21,357
Weighted Assets with 1,00	964,383	979,456
(F) TOTAL RISK WEIGHTE ASSETS & CONTINGENTS	**1,047,192**	**1,062,517**
POSITION, REQUIREMENT AND RELATION OF TECHNICAL EQUITY		
(G = F X 9%) REQUIRED TECHNICAL EQUITY	**94,247**	**95,626**
(H = E - G) SURPLUS OR DEFICIT OF REQUIRED EQUITY	**31,789**	**40,074**
TOTAL ASSETS & CONTINGENTS (4%)	**86,918**	**85,765**
RISK WEIGHTED ASSET RATIO (Constituted Technical Equity Ratio)	**12.04%**	**12.77%**

Return on Equity (ROE)

It is the ratio that measures the return on equity, calculating the net profit as a percentage of the average equity in the year. It does not include the net profits of the present year.

Banco de Guayaquil increased it, ROE in 3.91 percentage points coming from 20.52% in 2005 to 24.43% in 2006.

RETURN OVER EQUITY (ROE)

As of December 31, 2006

BANKS	RATIO	RANKING
PACIFICO	32.98%	1
INTERNACIONAL	31.76%	2
BOLIVARIANO	29.54%	3
PRODUBANCO	29.04%	4
GUAYAQUIL	24.43%	5
PICHINCHA	24.20%	6
AUSTRO	22.57%	7
MACHALA	16.13%	8
CITIBANK	9.41%	9
SOLIDARIO	0.87%	10
TOP TEN	**25.68%**	
FINANCIAL SYSTEM	**25.54%**	

Operational expenses / Deposits:

Total operational and employees expenses divided to total deposits, (sight deposits, interbanking funds bought, cardholder funds, repos, term deposits, loans in behalf of banks, and securities in circulation). It determines the operational cost at what a bank have to commit in order capture deposits from the public.

On December, 2006, Banco de Guayaquil ratio was 4.90%, while the ratio for the banking sector was 7.22%, this shows the high efficiency levels reached.

OPERATIONAL EXPENSES / DEPOSITS

As of December 31, 2006

BANKS	RATIO	RANKING
PACIFICO	4.76%	1
GUAYAQUIL	4.90%	2
INTERNACIONAL	5.93%	3
BOLIVARIANO	5.94%	4
PRODUBANCO	6.68%	5
CITIBANK	6.87%	6
PICHINCHA	7.54%	7
MACHALA	8.03%	8
AUSTRO	8.26%	9
SOLIDARIO	14.44%	10
TOP TEN	**6.60%**	
FINANCIAL SYSTEM	**7.22%**	

Operational expenses / Net Assets & Contingents

Is the total of operational and employees expenses divided to the total of net assets and contingents. This shows the operational cost in which it has to incur in order to generate assets.

Ecuadorian banking sector ratio was 5.63% as of December, 2006; and Banco de Guayaquil ratio was 4.17%. This ratio is the result of bank's automatization and employees training.

OPERATIONAL EXPENSES / ASSETS & CONTINGENTS

As of December 31, 2006

BANKS	RATIO	RANKING
PACIFICO	3.64%	1
GUAYAQUIL	4.17%	2
INTERNACIONAL	4.24%	3
BOLIVARIANO	4.50%	4
PRODUBANCO	4.54%	5
CITIBANK	5.32%	6
PICHINCHA	5.85%	7
MACHALA	6.76%	8
AUSTRO	7.10%	9
SOLIDARIO	12.59%	10
TOP TEN	**5.12%**	
FINANCIAL SYSTEM	**5.63%**	

Investment and Correspondent Banks

With the goal of promoting Ecuadorian foreign trade and to satisfy our customers' requirements, Banco de Guayaquil, during 2006 has increased its correspondents network with multilateral and governmental organisms of credit and international private banks, to whom we have to thank for their support given to us. The following chart presents our main correspondents and investment banks.

INTERNATIONAL PRIVATE BANKS	
AMERICA	**EUROPE AND ASIA**
NORTH AMERICA	CAJA DE AHORRO DEL MEDITERRÁNEO - CAM
REGIONS BANK	COMMERZBANK - FRANKFURT
WACHOVIA BANK	NATEXIS
AMERICAN EXPRESS	BHF BANK
STANDARD CHARTERED	BANCO SABADELL
HEMISPHERE BANK	BANCO BILBAO VISCAYA ARGENTARIA - BBVA
PINEBANK	SANTANDER CENTRAL HISPANO - SCH
THE BANK OF NEW YORK	CAJA DE MADRID
CITIBANK	CAIXA GALICIA
EASTERN NATIONAL BANK	DRESDNER BANK
CENTRAL AMERICA	
BCO. INTL. COSTA RICA (BICSA)	
SOUTH AMERICA	
BANCO DE CREDITO DEL PERU	
BANCO DEL ESTADO DE CHILE	
BANCOMEXT	

MULTILATERAL CREDIT ORGANIZATIONS	GOVERNMENTAL CREDIT ORGANIZATIONS
CORPORACION ANDINA DE FOMENTO	EXIMBANK DE ESTADOS UNIDOS
BANCO INTERAMERCANO DE DESARROLLO	HERMES DE ALEMANIA
BANCO LATINOAMERICANO DE EXPORTACIONES	COFACE DE FRANCIA
CORPORACION INTERAMERICANA DE INVERSIONES	BANCOLDEX DE COLOMBIA
CORPORACION FINANCIERA INTERNACIONAL	EDC DE CANADA
	CESCE DE ESPAÑA
INVESTMENT BANK	CORFO DE CHILE
	FINAMEX DE BRASIL
	COMMODITY CREDIT CORP. DE ESTADOS UNIDOS
LEHMAN BROTHERS	
WACHOVIA SECURITIES	
CREDIT SWISS	

Consolidated Financial Statements of Banco de Guayaquil

The following pages presents the Consolidated Financial Statements of Banco de Guayaquil for fiscal year 2006 properly audited by Independent Registered Public Accounting Firm Deloitte & Touche

Deloitte.

Deloitte & Touche
Av. Amazonas N3517
Telf: (593 2) 225 1319
Quito - Ecuador
Av. Tulcán 803
Telf: (593 4) 245 2770
Guayaquil - Ecuador
www.deloitte.com

"El informe de los auditores independientes sobre los estados financieros del Banco de Guayaquil S.A. incluido a continuación, es una copia para efectos de publicación. Las notas a los estados financieros no se adjuntan en esta publicación, sin embargo, son requeridas como parte integrante de los mismos."

INFORME DE LOS AUDITORES INDEPENDIENTES

A los Señores Accionistas y Junta de Directores del
Banco de Guayaquil S.A.

Hemos auditado el balance general adjunto del Banco de Guayaquil S. A. al 31 de diciembre del 2006 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de caja por el año terminado en esa fecha. Estos estados financieros son responsabilidad de la administración del Banco. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basada en nuestra auditoría.

Nuestra auditoría fue efectuada de acuerdo con normas internacionales de auditoría. Estas normas requieren que una auditoría sea diseñada y realizada para obtener certeza razonable que los estados financieros no contienen errores importantes. Una auditoría incluye el examen, a base de pruebas selectivas, de la evidencia que sustenta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones importantes hechas por la administración, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestra auditoría provee una base razonable para nuestra opinión.

Tal como se explica en las Notas 2 y 3, los estados financieros mencionados en el primer párrafo fueron preparados de acuerdo con normas y prácticas contables establecidas por la Superintendencia de Bancos y Seguros del Ecuador, las cuales difieren de las normas ecuatorianas de contabilidad y normas internacionales de información financiera. Estas bases de preparación fueron adoptadas para atender las disposiciones emitidas por la referida Superintendencia; por esta razón, los estados financieros no deben ser usados para otro propósito.

En nuestra opinión, los referidos estados financieros presentan razonablemente, en todos los aspectos importantes, la posición financiera del Banco de Guayaquil S. A. al 31 de diciembre del 2006, el resultado de sus operaciones y sus flujos de caja por el año terminado en esa fecha, de acuerdo con normas y prácticas contables establecidas por la Superintendencia de Bancos y Seguros del Ecuador.

SB-RNAE 8816
Enero 12, 2007

Jaime Castro H.
Socio
Registro # 0.7503

A member firm of
Deloitte Touche Tohmatsu

BANCO DE GUAYAQUIL
MULTIBANCO

As of December 31, 2006 - Expressed in dollars

Consolidated and condensed Balance Sheet

DESCRIPTION	US $
ASSETS	
AVAILABLE FUNDS	**467,364,898.37**
Cash	32,397,944.64
Deposits for reserve	62,985,788.17
Banks and another financial institutions	348,410,409.96
Immediate receivable papers	21,833,514.02
Remittances in transit	1,737,241.58
INVESTMENTS	**356,849,377.15**
To negotiate from private sector entities	52,105,749.48
To negotiate from state or public sector entities	113,147,699.18
Available for selling from state or public sector entities	354,270.20
Kept until due from private sector entities	85,989,509.52
Kept until due from state or public sector entities	126,055,009.90
Of restricted disponibility	10,839,564.01
(Provision for investments)	-31,642,425.14
LOAN PORTFOLIO	**708,749,968.67**
Commercial Loan Portfolio to fall due	307,948,745.21
From 1 to 180 days	135,620,824.91
From 181 to 360 days	25,058,082.18
Up to 360 days	147,269,838.12
Consumption Loan Portfolio to fall due	361,773,800.71
From 1 to 180 days	255,416,954.82
From 181 to 360 days	21,804,280.02
Up to 360 days	84,552,565.87
Housing Loan Portfolio to fall due	42,650,527.00
From 1 to 180 days	2,829,420.49
From 181 to 360 days	1,317,297.06
Up to 360 days	38,503,809.45
Small Business Loan Portfolio to fall due	2,567,782.22
From 1 to 180 days	2,322,033.94
From 181 to 360 days	238,487.37
Up to 360 days	7,260.91
Housing Loan Portfolio reestructured to fall due	8,787.19
Commercial Loan Portfolio that not accrues interests	1,538,506.36
Consumption Loan Portfolio that not accrue interests	2,107,287.28
Housing Loan Portfolio that not accrue interests	678,732.38
Small Business Loan Portfolio that not accrue interests	142,992.41
Due Consumption Loan Portfolio	3,308,717.08
Due Consumption Loan Portfolio	2,512,872.18
Due Housing Loan Portfolio	111,766.82
Due Small Business Loan Portfolio	194,702.28
Due Reestructured Consumption Loan Portfolio	9.00
Due Reestructured Consumption Loan Portfolio	7.00
Due Reestructured Housing Loan Portfolio	240.84
(Provision for uncollectible-accounts)	-16,796,195.29
DEBTORS FOR ACCEPTANCES	**14,420,286.54**
ACCOUNTS RECEIVABLE	**53,489,108.28**
FORECLOSED PROPERTY	**10,804,709.24**
PROPERTY AND EQUIPMENT	**76,385,898.91**
OTHER ASSETS	**54,739,809.09**
Investments in stocks and shares	15,754,591.76
Other accounts of other assets	39,032,907.90
(Provision for other non-recoverable assets)	-47,690.57
TOTAL ASSETS	**1,742,804,056.25**

BANCO DE GUAYAQUIL
M U L T I B A N C O

As of December 31, 2006 - Expressed in dollars

Consolidated and condensed Balance Sheet

DESCRIPTION	US $
LIABILITIES	
CUSTOMER LIABILITIES	**1,220,650,545.04**
Sight Deposits	789,394,698.54
Term Deposits	431,255,846.50
From 1 to 30 days	119,791,606.89
From 31 to 90 days	137,208,021.42
From 91 to 180 days	60,779,699.24
From 181 to 360 days	44,570,675.07
Up to 360 days	68,905,843.88
IMMEDIATE OBLIGATIONS	**3,336,730.87**
OUSTANDING ACCEPTANCES	**14,420,286.54**
ACCOUNTS PAYABLE	**31,675,974.53**
FINANCIAL OBLIGATIONS	**317,392,238.96**
OUSTANDING SECURITIES	**4,022.00**
CONVERTIBLE SECURITIES AND EQUITY CONTRIBUTIO	**23,361,151.13**
OTHER LIABILITIES	**5,171,012.38**
TOTAL LIABILITIES	**1,616,011,961.45**
EQUITY	
SHARE CAPITAL	**79,378,857.00**
Paid-up capital	79,378,857.00
RESERVES	**7,541,536.37**
Legal	6,314,729.04
Equity reestructuration	1,226,807.33
CAPITAL SURPLUS	**15,398,679.48**
NET INCOME	**24,473,021.95**
Retained income	1,145,356.39
Year income	23,327,665.56
TOTAL EQUITY	**126,792,094.80**
TOTAL LIABILITIES AND EQUITY	**1,742,804,056.25**
CREDITORS	**430,151,484.14**
Collateral	3,332,453.41
Surety & warrants	61,822,252.54
Letter of credit	42,999,594.12
Aproval credits, non disbursed	321,901,020.47
Future obligations	96,163.60
TOTAL CONTINGENT ACCOUNTS	**430,151,484.14**
TOTAL ORDER ACCOUNTS	**2,731,976,704.44**
EXHIBIT OF ORDER ACCOUNTS	
DEBTORS	**307,400,897.35**
Assets with a penalty	51,982,761.50
Active Operations with linked enterprises	4,425,536.69
Active Operations with financial group enterprises	8,688,507.81
Other order accounts	242,304,091.35
CREDITORS	**2,424,575,807.09**
Passive Operations with linked enterprises	9,416,531.67
Other creditor order accounts	2,415,159,275.42

BANCO DE GUAYAQUIL
MULTIBANCO

As of December 31, 2006 - Expressed in dollars

Income and Loss Statement

Consolidated and Condensed

DESCRIPTION	PARTIAL	TOTAL
FINANCIAL INCOME		**140,694,623.44**
Interest and Discount earned	82,675,378.13	
Commissions earned	28,757,694.04	
Financial earnings	6,115,110.51	
Service Income	23,146,440.76	
FINANCIAL EXPENSES		**-39,869,000.40**
Interest Expense	-36,004,138.55	
Commissions Paid & Accrued	-3,519,097.56	
Financial Losses	-345,764.29	
GROSS FINANCIAL MARGIN		**100,825,623.04**
OTHER OPERATING INCOME AND EXPENSES:		
OPERATING INCOME		**29,705,868.30**
Other Operating Income	29,705,868.30	
OPERATING EXPENSES		**-65,614,633.14**
Operating expenses	-62,545,279.80	
Other Operating losses	-3,069,353.34	
OPERATING EARNINGS BEFORE PROVISIONS, AMORTIZATION AND DEPRECIATION		**64,916,858.20**
PROVISIONS, DEPRECIATION AND AMORTIZATION		**-38,429,774.79**
Provisions	-23,794,031.25	
Depreciation	-5,690,773.39	
Amortization	-8,944,970.15	
NET OPERATING MARGIN		**26,487,083.41**
NON OPERATING INCOME AND EXPENSES		**6,346,652.75**
Other income	7,258,923.85	
Other expenses and losses	-912,271.10	
EARNINGS BEFORE TAXES AND CONTRIBUTIONS		**32,833,736.16**
Employees profit sharing		-4,925,060.43
INNFA Tax		-558,173.51
Income Tax		-4,022,836.66
EARNINGS AVAILABLE FOR SHAREHOLDERS		**23,327,665.56**

Deloitte.

Deloitte & Touche
Av. Amazonas N3517
Telf: (593 2) 1 226 1310
Quito - Ecuador
Av. Tulcán 803
Telf: (593 4) 245 2770
Guayaquil - Ecuador
www.deloitte.com

INFORME DE COMISARIO

A los Señores Accionistas y Junta de Directores del

Banco de Guayaquil S.A.

Hemos auditado, de acuerdo con normas internacionales de auditoria, el balance general del Banco de Guayaquil S. A. al 31 de diciembre del 2006 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de caja por el año terminado en esa fecha y hemos emitido nuestro informe sin salvedades sobre estos estados financieros con fecha enero 12 del 2007.

En cumplimiento con lo dispuesto por la Ley General de Instituciones del Sistema Financiero y la Ley de Compañías, hemos efectuado procedimientos de control, dentro del marco del alcance de nuestra auditoria que se explica más ampliamente en el informe mencionado en el párrafo precedente, orientados a cumplir con las obligaciones y funciones de Comisario del Banco de Guayaquil S. A. En virtud de la aplicación de tales procedimientos informamos a ustedes lo siguiente:

- Los resultados de las pruebas mencionadas en el párrafo anterior no revelaron situaciones en las transacciones y documentación examinadas que, en nuestra opinión, se consideren incumplimientos significativos de las normas legales, estatutarias y reglamentarias, así como de las resoluciones de la Junta General de Accionistas y del Directorio, por parte de la administración.

A member firm of
Deloitte Touche Tohmatsu

El cumplimiento por parte del Banco de las normas y resoluciones mencionadas, así como los criterios de aplicación, son responsabilidad de su administración; tales criterios podrían eventualmente no ser compartidos por las autoridades competentes.

• Los estados financieros concuerdan con los importes registrados en los libros de contabilidad, los cuales han sido preparados de acuerdo con las normas y prácticas contables establecidas por la Superintendencia de Bancos y Seguros del Ecuador, las cuales difieren de las normas ecuatorianas de contabilidad y normas internacionales de información financiera. Estas diferencias se encuentran detalladas en las Notas 2 y 3 de los estados financieros auditados del Banco.

• En la planeación y ejecución de nuestra auditoría de los estados financieros del Banco de Guayaquil S. A., consideramos su estructura de control interno, a efectos de determinar nuestros procedimientos de auditoría con el propósito de expresar una opinión sobre los estados financieros. Los comentarios que surgieron de nuestra evaluación son comunicados en un informe por separado.

• Respecto a las disposiciones constantes en el Art. 279 de la Ley de Compañías, no ha llegado a nuestro conocimiento algún asunto que deba ser informado. Este informe de Comisario es exclusivo para información de los Accionistas, Directores y administración del Banco de Guayaquil S. A. así como de la Superintendencia de Bancos y Seguros del Ecuador, y no puede ser utilizado para otro propósito.

Deloitte & Touche.

Enero 12, 2007

A member firm of
Deloitte Touche Tohmatsu

INFORME DEL AUDITOR INTERNO

Guayaquil, 11 de enero del 2007

A los señores miembros del Directorio y accionistas del BANCO DE GUAYAQUIL S.A.

En mi calidad de Auditora Interna, nombrada por la Junta General de Accionistas del Banco, a continuación presento el informe sobre el resultado de las auditorias y revisiones realizadas durante el año 2006, contenido en tres capítulos relativos a:

1.- INFORME SOBRE LOS ESTADOS FINANCIEROS:

Audité el Balance General del Banco de Guayaquil S.A. adjunto cerrado al 31 de Diciembre del 2006, y los correspondientes estados de Pérdidas y Ganancias, de Evolución del Patrimonio y de Flujos de Efectivo por el año terminado en esa fecha. Estos estados financieros son de responsabilidad de la Administración del Banco. Mi responsabilidad como Auditora Interna es expresar una opinión sobre la razonabilidad de dichos estados financieros en base a las auditorias practicadas.

Las revisiones que realicé fueron efectuadas de acuerdo con Normas de Auditoria Generalmente Aceptadas. Estas normas requieren que toda auditoria provea de evidencias suficientes acerca de la razonabilidad de los estados financieros para determinar si éstos contienen o no exposiciones erróneas o inexactas significativas. Una auditoria incluye también, a base de pruebas, el examen de las evidencias que soportan las cifras de los estados financieros y la evaluación del sistema de control interno, así como la aplicación adecuada de las normas contables establecidas por la Superintendencia de Bancos. Considero que las pruebas llevadas a cabo proveen de una base razonable para expresar una opinión.

Los estados financieros indicados en el párrafo 1 presentan razonablemente, en todos los aspectos importantes, la situación financiera del Banco de Guayaquil S.A. al 31 de diciembre del 2006 y los resultados de sus operaciones, la evolución del patrimonio y sus flujos de efectivo por el año terminado en esa fecha, de conformidad con principios y normas contables establecidos por la Superintendencia de Bancos del Ecuador y los principios de contabilidad generalmente aceptados, en lo que éstos no se contrapongan a los anteriores.

2.- INFORME SOBRE CUMPLIMIENTO DE DISPOSICIONES DE LA SUPERINTENDENCIA DE BANCOS.-

De conformidad con las disposiciones emanadas por los organismos de control, descritas en el Art. 86 de la Ley General de Instituciones del Sistema Financiero y en el Art. 2 de la Sección III del Subtítulo II del Título VIII de la Codificación de Resoluciones de la Superintendencia de Bancos y Seguros y de la Junta Bancaria, relativas a mis funciones como auditora interna. Informo que durante el año 2006 llevé a cabo las pruebas de auditoria y verificaciones necesarias para confirmar que las operaciones y procedimientos del banco se ajustan a la Ley, a sus estatutos, a sus normas internas y demás disposiciones legales relacionadas. Como resultado del trabajo realizado, informo que el Banco de Guayaquil S.A. cumplió apropiadamente con los siguientes requerimientos establecidos en las disposiciones legales:

- La administración del Banco expidió y cumplió las políticas y procedimientos necesarios para la implementación de una gestión prudente basada en conceptos de "Buen Gobierno Corporativo".
- Durante el periodo examinado, la administración del Banco cumplió con las Resoluciones de la Junta General de Accionistas, con las emitidas por el Directorio y con las emanadas de nuestra entidad de control.
- El nivel de patrimonio Técnico (Formulario 229), durante todo el periodo examinado supera los mínimos establecidos.
- No existen operaciones que excedan los cupos y límites de crédito. (Formularios No. 250 A,B,C);
- La Calificación de Activos de riesgo y constitución de provisiones (Formularios 231-A y 231-B), se la realizó de conformidad con las disposiciones vigentes y las provisiones constituidas son suficientes para cubrir eventuales pérdidas en la recuperación de estos activos de riesgo.
- Toda la información financiera solicitada por los organismos de control fue entregada en los términos solicitados y surge de los sistemas de información del banco y de bases de datos actualizadas.
- Los niveles de encaje y liquidez superan los niveles mínimos establecidos.
- El sistema de control interno, así como el de gestión de riesgo diseñado y aplicado por el banco es adecuado y apegado a las normas de prudencia bancaria, lo que permite disponer de información confiable.
- La gestión y administración integral de riesgos, se ha fortalecido y profundizado durante el año 2006.
- Efectuó el seguimiento y aplicación de las recomendaciones emanadas por los auditores de la entidad de control, así como las emitidas por los auditores externos y los propios señalados por auditoría interna.

3.- INFORME SOBRE CUMPLIMIENTO DE DISPOSICIONES DE LA SUPERINTENDENCIA DE BANCOS RESPECTO DE LOS CONTROLES PARA PREVENCION DE OPERACIONES DE LAVADO DE ACTIVOS.-

Los controles aplicados por el Banco para la prevención de operaciones relacionadas con lavado de activos son apropiados y observan los requerimientos establecidos por las entidades de control. Como unidad de auditoría interna evaluamos la gestión de la Unidad de Cumplimiento así como la del Oficial de Cumplimiento. Confirmamos la aplicación consistente de las normas de prevención en las distintas operaciones que se cursan en las oficinas y departamentos del Banco y de sus empresas subsidiarias. En mi opinión, las políticas, normas y procedimientos aplicados por el Banco cumplen apropiadamente con el propósito de controlar y prevenir el lavado de activos provenientes de actividades ilícitas.

Atentamente,

Rocío Bohórquez Romero
Vicepresidente - Auditora Interna
Calificada por la Superintendencia de Bancos
Resolución No. SB-96-0480

INFORME DEL OFICIAL DE CUMPLIMIENTO PROGRAMA PARA PREVENIR EL LAVADO DE DINERO

Guayaquil, 11 de enero del 2006

A los miembros del Directorio y accionistas del GRUPO FINANCIERO BANCO DE GUAYAQUIL

En mi calidad de Oficial de Cumplimiento del Grupo Financiero Banco de Guayaquil, presento a continuación el informe sobre la Gestión correspondiente al periodo 2006.

1. De la aplicación de las normas y reglamentos legales vigentes que rigen los procedimientos y controles para prevenir el lavado de activos:
Las políticas y procedimientos descritos en el Manual de Control Interno para prevenir el Lavado de Dinero del Grupo Financiero Banco de Guayaquil tienen fundamento y concordancia con la ley y las normas vigentes;

Los reportes y demás requerimientos especiales por parte de las autoridades de supervisión y control se han cumplido en los plazos establecidos por lo que no existen observaciones de considerar.

2. Del Código de Etica:
El Código de Etica del Grupo Financiero Banco de Guayaquil consagra los valores institucionales, normas y en general los principios fundamentales que en materia de ética profesional, rigen la conducta de todos los funcionarios y empleados para la realización de las actividades comerciales y financieras. En este documento también se describen las normas que deben para la prevención del lavado de dinero y que son de cumplimiento obligatorio por parte de todos los que conforman el Grupo Financiero. El Código de Etica del Grupo Financiero Banco de Guayaquil se encuentra a disposición de los clientes, empleados y público en general a través de la red electrónica interna (Intranet) y la página de Internet www.bancoguayaquil.com.

3. Del informe de Gestión al Comité de Cumplimiento
El Comité de Cumplimiento como parte del gobierno corporativo, da impulso al programa de prevención y evalúa permanentemente los informes presentados por el funcionario de Cumplimiento acerca de los resultados de su aplicación a fin de resolver de manera oportuna sobre las medidas que deban adoptarse para proteger la imagen y rentabilidad del Grupo Financiero Banco de Guayaquil.

Durante las sesiones ordinarias del Comité, presenté a los señores miembros los informes mensuales que contenían principalmente el resultado obtenido del proceso de monitoreo y análisis transaccional aplicado para cada periodo de reporte. Adicionalmente, se desarrollaron otros temas de interés nacional e internacional relativos a esta materia.

4. Programa de Capacitación:
La capacitación continua de los funcionarios y empleados permite contar con personal entrenado y actualizado en las nuevas técnicas y mejores prácticas para minimizar los riesgos provenientes del lavado de activos. Durante el año 2006, el Oficial de Cumplimiento y los analistas de la unidad

participaron en seminarios desarrollados en el país y en el exterior, los mismos que contaron con la tutoría de las respectivas autoridades de supervisión y control.

El contenido del programa interno de capacitación que se difunde al personal nuevo y antiguo contempla los temas relevantes del programa de prevención abarcando aspectos normativos, políticas internas, conceptos generales, factores de riesgo, procedimientos, controles, señales de alerta, reporte de operaciones inusuales entre otros.

5. Proceso de Monitoreo:

La implementación de un sistema tecnológico especialmente diseñado para el control y prevención del lavado de activos constituye el aporte más relevante al fortalecimiento del programa desarrollado en el 2006. A través de un proceso de análisis y definición de modelos basados en las mejores prácticas, se logró obtener los perfiles financieros primarios de los clientes, lo cual nos permite evaluar los riesgos relacionados con la actividad transaccional registrada en los productos y servicios que ofrece el Grupo Financiero Banco de Guayaquil, así como también identificar transacciones financieras que por sus características de inusualidad se ajustan a los elementos de las señales de alerta dadas a conocer por las autoridades de control y aquellas que son el resultado de nuestra propia experiencia.

6. Resultados de Supervisión

En términos generales, los informes emitidos por los auditores internos y externos en relación a las evaluaciones realizadas al cumplimiento y efectividad del programa de prevención de lavado de activos del Grupo Financiero Banco de Guayaquil y los informes de los procesos de debida diligencia realizados por los representantes de nuestros bancos corresponsales en el exterior, reflejan una actuación diligente y satisfactoria en la administración de los riesgos provenientes del lavado de activos.

Conclusiones:

Del informe presentado se puede concluir que los Directivos y ejecutivos que forman parte de la administración del Grupo Financiero Banco de Guayaquil, se muestran comprometidos en apoyar la labor de las autoridades nacionales e internacionales para combatir y prevenir el delito del lavado de activos, así como también hay una clara evidencia y la firme decisión de realizar una gestión efectiva fundamentada en las mejores prácticas que permita salvaguardar los intereses y la imagen de la institución.

Patricia Vélez de Mera
Oficial de Cumplimiento
Grupo Financiero Banco de Guayaquil

INFORME DEL COMITE DE AUDITORIA

Guayaquil, 12 de enero del 2007

A los señores miembros del Directorio y Accionistas del BANCO DE GUAYAQUIL S.A.

El Comité Permanente de Auditoría del Banco de Guayaquil S.A., constituido según los términos establecidos en la Resolución de Junta Bancaria No. JB-2003-586, viene funcionando desde julio del 2004 como una unidad de asesoría y consulta del Directorio del Banco de Guayaquil S.A. para brindar un apoyo eficaz a la gestión de control de parte de todos los integrantes de la institución, así como asegurar el cumplimiento de los objetivos del sistema de control interno vigente, y velar por el cumplimiento de la misión y objetivos establecidos por el Banco.

Durante el año 2006 el Comité sesionó mensualmente y cumplió las funciones establecidas en el Capítulo III, del Subtítulo III, del Título VIII de la Codificación de Resoluciones de la Superintendencia de Bancos y Seguros y de la Junta Bancaria, respecto a las funciones del Comité de Auditoría, así como en el Reglamento interno aprobado por el Directorio para su funcionamiento. Dichas sesiones tuvieron por objetivo conocer con más profundidad los sistemas de:

- información gerencial;
- administración integral de riesgos, y
- nuevos procesos y procedimientos aplicados en las diferentes aplicaciones, unidades de negocio y de soporte vigentes.

En adición, y conforme consta en el Reglamento interno para el funcionamiento del Comité, durante el 2006 informamos que:

1. Recomendamos la contratación de la firma calificadora de riesgos para el año 2006 conforme lo estipula la mencionada Resolución.

2. Conocimos el resultado de la auditoría "in situ" practicada por la Superintendencia de Bancos, y la aplicación por parte del Banco de Guayaquil de las recomendaciones emanadas por dicha institución.

3. Conocimos el Plan de Auditoría Interna para el año 2006 y los informes de cumplimiento del mismo.

4. Conocimos del resultado de la auditoría externa en su visita preliminar con los balances del banco al 30 de septiembre del 2006.

5. Conocimos el funcionamiento de las unidades de Riesgo, de Control de Gestión, de Tecnología, de Desarrollo Organizacional y de Auditoría Interna, así como las actividades desarrolladas por cada una de ellas para fortalecer la aplicación de las normas de "Gobierno Corporativo", y el correcto funcionamiento de un adecuado sistema de Control Interno.

6. Conocimos el informe de los auditores externos, Deloitte & Touche Ecuador Cía. Ltda., respecto de los estados financieros del Banco de Guayaquil al 31 de diciembre del 2006.

Nuestra apreciación es que los sistemas de Banco de Guayaquil S.A. incorporan las mejores prácticas bancarias y funcionan de conformidad con los diseños implementados por el banco, y que los informes sobre los estados financieros emitidos por los auditores externos no contienen comentarios sobre desvíos a principios contables o pérdidas no registradas.

El presente informe fue aprobado por unanimidad por los miembros del Comité previo a ser elevado a consideración del Directorio y Junta General de Accionistas conforme lo establecen las disposiciones vigentes.

En los aspectos conocidos por el Comité, informamos a la Junta de Accionistas nuestras conclusiones satisfactorias sobre los temas tratados.

Atentamente,

Eco. Luis Borrero Olives
Presidente del Comité de Auditoría

INFORME DEL COMITE DE ADMINISTRACION INTEGRAL DEL RIESGO

Guayaquil, 11 de enero del 2007

Durante el año 2006 el compromiso permanente del Comité Integral de Riesgos del Grupo Financiero Banco de Guayaquil, fue seguir adoptando las mejores prácticas internacionalmente aceptadas, de tal forma que el Modelo de Gestión Integral de Riesgos responda cada vez mas a las nuevas exigencias derivadas del entorno y del posicionamiento del banco y cada una de sus subsidiarias en el mercado local y en sus nuevas operaciones internacionales.

El objetivo fundamental de la administración del Banco de Guayaquil, encaminado a la agregación de valor económico a los accionistas manteniendo la estabilidad y solvencia que han caracterizado a nuestra institución, se soporta en un modelo de administración de riesgos de vanguardia, cuyos lineamientos principales son: Reducir las pérdidas financieras que se pudieren generar por eventos o shocks endógenos y exógenos; incrementar líneas de negocios con menores niveles de riesgos; y, optimizar el nivel de provisiones y de capital asignado a los activos de riesgo.

Considerando los objetivos antes mencionados, el modelo de administración integral de riesgos del Grupo Financiero ha contemplado el desarrollo de herramientas que permitan:

i) Definir criterios a partir de los cuales se admitirán riesgos; dichos criterios dependerán de sus estrategias, plan de negocios y resultados esperados.
ii) Definir las áreas de exposición a los riesgos inherentes de nuestras principales actividades, en consecuencia establecer el riesgo máximo aceptable así como el área no aceptable.
iii) Monitorear y medir todas las categorías de riesgo que pueden impactar el valor de la entidad en forma global, por unidad de negocios, por productos y por procesos.
iv) Definir el nivel de pérdida esperada aceptable y la metodología de medición.
v) Diseñar mecanismos de cobertura a los riesgos financieros, operativos, estratégicos con una visión integral y comprensiva del negocio.
vi) Relacionar el área de máxima exposición al riesgo con el capital que se desea arriesgar en forma global y por unidad estratégica de negocio.
vii) Definir y estimar medidas de desempeño ajustada por riesgos, que permitan determinar la rentabilidad que genera el negocio, considerando los riesgos a los que nos exponemos.

Para el cumplimiento de estos objetivos, el banco cuenta con un esquema organizativo que responde a las disposiciones normativas impartidas por la Superintendencia de Bancos y Seguros del Ecuador en el cual juegan un rol trascendental, el Directorio como órgano rector de las políticas que regirán las operaciones del banco; el Comité de Administración Integral de Riesgos como organismo precursor y ejecutor de las políticas y metodologías que permiten a la organización mitigar sus riesgos; y, la unidad de riesgos, estructura que fue creada por el Banco de Guayaquil en agosto del 2002, y cuyas funciones principales giran en torno a proponer a los niveles respectivos políticas globales de riesgo acordes con los lineamientos establecidos por el Directorio y el Comité, así como controlar su cumplimiento.

Con este esquema el Grupo Financiero Banco de Guayaquil, cuenta con un modelo de administración de riesgos consolidado e integral. Consolidado por que aplica al Banco de Guayaquil, como cabeza del grupo financiero y en todas las empresas subsidiarias; e, Integral porque contempla todos los riesgos típicamente vinculados a la actividad financiera, como son: El riesgo de crédito, de liquidez, de mercado, operativo, reputacional, entre los más importantes.

En cuanto a la gestión del Riesgo de Crédito, el modelo se desarrolla a partir de un conjunto de políticas globales de crédito que norman el proceso de otorgamiento, administración y recuperacion: así como el desarrollo e implementación de modernas metodologías que permiten estimar el riesgo de incumplimiento de la cartera de acuerdo al mercado objetivo y al tipo de producto requerido por nuestros clientes, haciendo de esta forma más seguro el otorgamiento y recuperación de los créditos concedidos.

- Para el otorgamiento de créditos al sector corporativo y empresarial como apoyo a sus actividades de producción y comercialización de bienes y servicios que aportan a la producción y al crecimiento económico del país, el Grupo Financiero Banco de Guayaquil tiene implementada una metodología basada en técnicas de "rating", que ha permitido durante el período, calificar de forma objetiva todas las operaciones de crédito concedidas al segmento empresas.

- Para aquellos casos en los que las operaciones gozan del respaldo de garantías emitidas por instituciones financieras del exterior, se desarrolló una metodología de rating, basada en métodos internacionalmente utilizados para calificar a este tipo de entidades, que combinan las calificaciones de riesgo, los indicadores financieros, la reputación, entre otros aspectos importantes para este tipo de evaluaciones. Este procedimiento cuenta también con la respectiva política de calificación, aprobada en el 2006 por el Comité de Administración Integral de Riesgos.

- Para el segmento de banca de personas, el proceso de otorgamiento de tarjetas de crédito fundamentado en la metodología de "scoring" para evaluación de solicitudes que el banco venía aplicando desde el año 2005, se complementó con el desarrollo e implementación del "scoring comportamental", metodología que permite clasificar por segmentos de riesgo a los tarjetahabientes del banco, para de esta forma poder administrar el portafolio de una manera prudencial, asignando códigos de trato especiales e incrementando cupos a aquellos clientes de menor riesgo, sobre los cuales nos interesa profundizar la relación; así como generar alertas y acelerar las presiones de cobro sobre aquellos clientes que de acuerdo al scoring comportamental podrían determinar un mayor nivel de riesgo. Vale la pena destacar que en el año 2006 el Comité de Administración Integral de Riesgos, aprobó las políticas que norman los procesos de asignación de códigos de trato y de incrementos de cupo, basados en la metodología antes citada.

- En complemento a las metodologías mencionadas, y considerando que la competencia y las presiones del mercado exigen una labor comercial enfocada hacia la búsqueda personalizada de potenciales clientes, se desarrolló y aprobó el "parametrizador de riesgos para la colocación de tarjetas de crédito en campañas", metodología que utilizando la información de desempeño crediticio de una persona, nos permite evaluar el riesgo de aquella sin necesidad de que se presente al banco, de tal forma que la colocación de plásticos se torna más proactiva y con niveles de riesgo totalmente controlados. Para este caso, el Comité Integral de Riesgos también normó el procedimiento, a través de la emision de la política para colocación de tarjetas de credito preaprobadas.

- También para el segmento de banca de personas, y de la mano con la implementación del workflow para crédito automotriz dentro del proyecto "Credit Factory" se realizaron los procesos de calibración y backtesting del "scoring reactivo" que evaluará el riesgo crediticio de los potenciales clientes. Estos procedimientos son necesarios para garantizar que la herramienta segmente de manera adecuada y descalifique a los ciudadanos que no cumplan el perfil de riesgo crediticio demandado por el Banco de Guayaquil.

- En línea con las recomendaciones internacionales emitidas por el Comité de Basilea en su nuevo acuerdo de capitales, comúnmente llamado BASILEA II, a partir del año 2006 el Banco de Guayaquil inició el proyecto para el desarrollo de métodos de estimación de las pérdidas esperadas o IRB. Este proyecto permitirá a mediano plazo optimizar las provisiones constituidas y el capital requerido, así como determinar el valor económico añadido (EVA) por cada operación crediticia, pudiendo de esta forma contribuir en la construcción de una adecuada función de Pricing.

En el ámbito de la administración de los Riesgos de Mercado y Liquidez, el grupo financiero mantiene vigente un conjunto de políticas y metodologías que están contempladas en el Manual de Riesgos Mercado y Liquidez y en el Manual de Administración del Portafolio de Inversiones. Durante el año 2006 se controló el cumplimiento de las políticas establecidas y se reforzaron los procesos de monitoreo a través de la construcción de un sistema de reportes que permite observar las posiciones en cada uno de estos riesgos.

El Riesgo de Mercado involucra tanto el riesgo de tasas de interés, el riesgo de tipo de cambio y el riesgo bursátil producto de la variación de precios de los instrumentos financieros en los que el grupo mantenga posiciones.

- Para el riesgo de tasa de interés, se evalúan mensualmente las posiciones que determinan la sensibilidad del margen financiero y la sensibilidad del valor económico del patrimonio frente a potenciales variaciones en las tasas de interés; destacando que las estrategias utilizadas por el banco para la reducción de estas posiciones y las provisiones constituidas para el efecto, han inmunizado totalmente el patrimonio de los accionistas frente a este tipo de riesgo.

- Frente al riesgo de tipo de cambio, y pese a la mantención de una posición mínima en moneda extranjera, se ha implementado la metodología de Valor en Riesgo (VaR), la misma que determina la pérdida máxima que podría experimentar esta posición ante cambios en la cotización de las monedas extranjeras.

- Para evaluar el riesgo bursátil o de desvalorización de los instrumentos financieros que conforman el portafolio del grupo, durante el 2006 se han desarrollado nuevas técnicas de Valor en Riesgo (VaR), fundamentadas en simulaciones de tipo Montecarlo, que permiten calcular de una forma más exacta la máxima pérdida que podría sufrir el portafolio por una variación de precios. Escenario que de forma prudencial ha demandado también la constitución de las reservas necesarias.

- En adición al análisis del riesgo bursátil, se han desarrollado metodologías que permiten evaluar el riesgo de contraparte, a través de la calificación del riesgo crediticio de los emisores de instrumentos financieros. La metodología interna denominada CLARCER para emisores financieros internacionales y la metodología CAMEL para emisores financieros nacionales son las más representativas para el efecto; y, a partir de ellas el Comité ha fijado nuevos cupos y límites de inversión por emisor.

• El Riesgo de Liquidez comprende el control de los gap de liquidez, la volatilidad de las fuentes de fondeo y la concentración de clientes; para el efecto, se realiza un control diario, semanal y mensual de los principales indicadores, así como la generación de reportes que permiten tomar acciones oportunas sobre este riesgo.

La gestión del Riesgo Operacional en el Grupo Financiero Banco de Guayaquil ha sido un tema que ha demandado particular importancia, dadas las exigencias de la Superintendencia de Bancos expedidas en octubre del 2005.

En el 2006, se realizó el diagnóstico de implementación de la Resolución de riesgo operativo y cumpliendo lo solicitado por la Superintendencia de Bancos, se elaboró y remitió al Organismo de Control el plan de acción para dar cumplimiento a las disposiciones emitidas en esta materia. Entre los aspectos relevantes abordados en materia de riesgo operativo que permitirán dar cumplimiento a las disposiciones señaladas constan los siguientes proyectos ejecutados durante el 2006:

• Actualización del Plan de Continuidad del Negocio, el cual consta de un inventario actualizado de los procesos críticos del banco y de los mecanismos por medio de los cuales estos procesos se seguirán ejecutando en un evento contingente. En esta oportunidad se realizaron también las pruebas para determinar los tiempos de respuesta del Centro Alterno de Computo, determinándose que en 17 minutos el banco respondería efectivamente a sus clientes en caso de un desastre en el edificio matriz.

• El banco adquirió la herramienta ARIS, que es una plataforma tecnológica que permitirá mantener actualizados los flujogramas de todos los procesos ejecutados en el banco, así como los manuales operativos, los riesgos y controles definidos. Sobre esta herramienta el área de Desarrollo Organizacional ha actualizado una cantidad importante de los procesos operativos del Banco.

• Elaboración de un árbol de riesgos operacionales, con los eventos ocurridos en el Banco en los años 2005-2006 y otros riesgos potenciales identificados que será implementado en la Herramienta Aris para seleccionar los riesgos en los procesos. Adicionalmente se diseñó un diccionario con el significado de estos riesgos para facilitar la identificación y clasificación de los mismos

• Cumpliendo las disposiciones de la Superintendencia, también se inició la construcción de una base de datos de eventos de riesgo operacional, que será la fuente de información que permita estimar a futuro los requerimientos de capital por este tipo de riesgo, tal como lo plantea el Comité de Basilea en el Nuevo Acuerdo de Capitales.

• En materia de políticas que norman el riesgo operativo, se torna digno de mencionar el desarrollo de la política de control del factor de riesgo procesos, que rige el desarrollo, actualización y modificación de los procesos institucionales. Así mismo, se diseñó la política para la contratación de servicios provistos por terceros, norma que pretende garantizar la excelencia en los servicios que a nuestra institución prestan los proveedores externos.

- También en el ámbito normativo, durante el 2006 el Comité Integral de Riesgos presentó para aprobación del Directorio el manual para la venta de activos del banco, documento que permite contar con procesos ordenados que precautelan el valor de los activos que el banco ha decidido vender.

- Trascendiendo las exigencias normativas de la Superintendencia de Bancos en materia de riesgo operativo, se logró la implementación de la plataforma "Sentinel Prevention", que permite detectar en línea, los fraudes con tarjetas de crédito a través de la definición de un conjunto de reglas, perfiles e indicadores que *alertan* sobre el cometimiento potencial de un fraude, permitiendo de esta forma proteger a nuestros clientes sobre estos hechos que cada vez son más recurrentes en el mercado nacional.

En cuanto a la implementación de buenas prácticas de gestión de riesgo en las subsidiarias, vale la pena destacar el inicio durante el 2006 del proyecto para gestión de riesgos operativos y de negocios de la Administradora de Fondos y Fideicomisos B.G., proyecto que persigue la implementación de un modelo organizacional basado en procesos, a través de la documentación en flujogramas y manuales operativos de todos los procesos manejados en la AFFBG, así como la identificación de los riesgos principales y los controles necesarios para mitigarlos.

En lo referente a la Compañía de Seguros "Río Guayas" en el 2006 se terminó el diagnóstico de riesgos existentes y de buenas prácticas para la administración de riesgos, que fue elaborado por la Compañía Consultora Price Watherhouse Coopers de México, sobre el que existe un plan de acción a ser implementado en un futuro inmediato.

Finalmente, es necesario expresar que las actividades del año 2007 que realice el Comité de Administración Integral de Riesgo, continuarán encaminadas hacia el fortalecimiento del modelo de gestión de riesgos del grupo, consientes de que la agregación de valor al accionista como objetivo fundamental de la administración, descansará con seguridad en las buenas prácticas que en materia de administración de riesgos sigamos incorporando.

Atentamente,

Ec. Danilo Carrera Drouet
Presidente del Directorio
Presidente del Comité de Administración Integral del Riesgo

Financial Statements of Financial Group Banco de Guayaquil Subsidiaries

The following pages presents the
Financial Statements of
Subsidiaries for fiscal year 2006
audited by Independent
Registered Public Accounting Firm
Deloitte & Touche

Subsidiary Companies

Banco de Guayaquil is the holding of the Financial Group composed by Guayaquil Bank & Trust, Co. Ltd., Administradora de Fondos y Fideicomisos BG (Funds and Trust Administrator), Casa de Valores Multivalores BG, and Compañía de Seguros y Reaseguros Río de Guayas S.A. (Insurance Company)


BANCO DE GUAYAQUIL
GUAYAQUIL BANK & TRUST
ADMINISTRADORA DE FONDOS BG
CASA DE VALORES MULTIVALORES BG
RIO GUAYAS COMPAÑIA DE SEGUROS

On the next chart you will find a quick review of the main financial figures of these companies:

FINANCIAL STRUCTURE

	ASSETS			EQUITY		
	2005	2006	%VAR	2005	2006	%VAR
GUAYAQUIL BANK	71,898	57,015	-20.70%	3,396	3,427	0.90%
ADMIN. DE FONDOS BG	1,996	2,195	9.97%	1,788	2,063	15.37%
MULTIVALORES BG	808	1,181	46.16%	721	843	16.88%
SEGUROS RIO GUAYAS	8,218	11,618	41.38%	2,884	4,209	45.94%

RETURN RATIOS

	PROFITS BFORE TAXES		ROA		ROE	
	2005	2006	2005	2006	2004	2005
GUAYAQUIL BANK	22	31	0.02%	0.05%	0.64%	0.91%
ADMIN. DE FONDOS BG	358	375	10.86%	11.35%	15.98%	15.36%
MULTIVALORES BG	109	168	11.63%	9.14%	17.04%	16.88%
SEGUROS RIO GUAYAS	689	1,028	5.07%	5.60%	17.75%	20.60%

Deloitte.

Deloitte & Touche
Av. Amazonas N3517
Telf: (593 2) 225 1319
Quito - Ecuador
Av. Tulcán 803
Telf: (593 4) 245 2770
Guayaquil - Ecuador
www.deloitte.com

"El informe de los auditores independientes sobre los estados financieros de Guayaquil Bank & Trust Co. Ltd. incluido a continuación, es una copia para efectos de publicación. Las notas a los estados financieros no se adjuntan en esta publicación, sin embargo, son requeridas como parte integrante de los mismos."

INFORME DE LOS AUDITORES INDEPENDIENTES

Al Accionista y Junta de Directores de
Guayaquil Bank & Trust Co. Ltd.

Hemos auditado el balance general adjunto de Guayaquil Bank & Trust Co. Ltd. al 31 de diciembre del 2006 y los correspondientes estados de resultados, de cambios en el patrimonio del accionista y de flujos de caja por el ano terminado en esa fecha. Estos estados financieros son responsabilidad de la administración del Banco. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basada en nuestra auditoría.

Nuestra auditoría fue efectuada de acuerdo con normas internacionales de auditoría. Estas normas requieren que una auditoría sea disenada y realizada para obtener certeza razonable que los estados financieros no contienen errores importantes. Una auditoría incluye el examen, a base de pruebas selectivas, de la evidencia que sustenta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones importantes hechas por la administración, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestra auditoría provee una base razonable para nuestra opinión.

Tal como se explica en las Notas 2 y 3, los estados financieros mencionados en el primer párrafo fueron preparados de acuerdo con normas y prácticas contables establecidas por la Superintendencia de Bancos y Seguros del Ecuador, las cuales difieren de las normas internacionales de información financiera. Estas bases de preparación fueron adoptadas para atender las disposiciones emitidas por la referida Superintendencia; por esta razón, los estados financieros no deben ser usados para otro propósito.

En nuestra opinión, los referidos estados financieros presentan razonablemente, en todos los aspectos importantes, la posición financiera de Guayaquil Bank & Trust Co. Ltd. al 31 de diciembre del 2006, el resultado de sus operaciones y sus flujos de caja por el ano terminado en esa fecha, de acuerdo con normas y prácticas contables establecidas por la Superintendencia de Bancos y Seguros del Ecuador.

Deloitte & Touche.

Enero 12, 2007

A member firm of
Deloitte Touche Tohmatsu

GUAYAQUIL BANK & TRUST
BANCO DE GUAYAQUIL

As of December 31st, 2006 - Expressed in Dollars

Consolidated and condensed Balance Sheet

DESCRIPTION	US$
ASSETS	
AVAILABLE FUNDS	18,479,400.89
INVESTMENTS	6,083,422.00
LOAN PORTFOLIO	31,713,628.46
ACCOUNTS RECEIVABLE	593,742.56
FORECLOSED PROPERTY	0.00
PROPERTY AND EQUIPMENT	17,760.00
OTHER ASSETS	126,940.25
TOTAL ASSETS	57,014,894.16
LIABILITIES	
CUSTOMER LIABILITIES	33,560,202.12
ACCOUNTS PAYABLE	27,284.46
FINANCIAL OBLIGATIONS	20,000,000.00
TOTAL LIABILITIES	53,587,486.58
EQUITY	
PAID-IN CAPITAL	3,000,000.00
RESERVES	91,223.15
RESULTS	336,184.43
TOTAL EQUITY	3,427,407.58
TOTAL LIALBILITIES AND EQUITY	57,014,894.16
CONTINGENT ACCOUNTS	20,409.32
ORDER ACCOUNTS	1,199,342.60

Profit and Loss Statement

Consolidate and Condensed

DESCRIPTION	PARCIAL	TOTAL
FINANCIAL INCOME		2,396,595.67
Interest and Discount earned	2,147,692.40	
Comissions earned	170,700.51	
Service Income	78,202.76	
FINANCIAL EXPENSES		-787,866.44
Interest Expense	-738,629.91	
Comissions Paid & Accrued	-49,236.53	
GROSS FINANCIAL MARGIN		1,608,729.23
OTHER OPERATING INCOME AND EXPENSES:		
OPERATING EXPENSES		-1,436,884.92
Operating expenses	-1,436,884.92	
OPERATING EARNINGS BEFORE PROVISIONS, AMORTIZATIONS AND DEPRECIATIONS		171,844.31
PROVISIONS, DEPRECIATIONS AND AMORTIZATIONS		-414,568.19
Provisions	-55,000.00	
Depreciations	-21,214.43	
Amortizaciones	-338,353.76	
NET OPERATING MARGIN		-242,723.88
NON OPERATING INCOME AND EXPENSES		273,778.41
Other Income	273,778.41	
NET PROFIT		31,054.53

PEDRO GALVIS ACOSTA
GERENTE GENERAL

Deloitte.

Deloitte & Touche
Av. Amazonas N3517
Telf: (593 2) 225 1319
Quito - Ecuador
Av. Tulcan 803
Telf: (593 4) 245 2770
Guayaquil - Ecuador
www.deloitte.com

"El informe de los auditores independientes sobre los estados financieros de Administradora de Fondos de Inversión y Fideicomisos BG S.A. incluido a continuación, es una copia para efectos de publicación. Las notas a los estados financieros no se adjuntan en esta publicación, sin embargo, son requeridas como parte integrante de los mismos."

INFORME DE LOS AUDITORES INDEPENDIENTES

A los Senores Accionistas de
Administradora de Fondos de Inversión y Fideicomisos BG S.A.

Hemos auditado el balance general adjunto de Administradora de Fondos de Inversión y Fideicomisos BG S.A. al 31 de diciembre del 2006 y el correspondiente estado de resultados, de patrimonio de los accionistas y de flujos de caja por el ano terminado en esa fecha. Estos estados financieros son responsabilidad de la administración de la Compania. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basada en nuestra auditoria. Los estados financieros de Administradora de Fondos de Inversión y Fideicomisos BG S.A. por el ano terminado el 31 de diciembre del 2005 fueron examinados por otros auditores, quienes emitieron una opinión sin salvedades sobre los mismos en su dictamen de enero 20 del 2006.

Nuestra auditoría fue efectuada de acuerdo con normas de auditoría generalmente aceptadas en el Ecuador. Estas normas requieren que una auditoria sea disenada y realizada para obtener certeza razonable de que los estados financieros no contienen errores importantes. Una auditoría incluye el examen, a base de pruebas selectivas, de la evidencia que sustenta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones importantes hechas por la administración, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestra auditoría proveen una base razonable para nuestra opinión.

En nuestra opinión, los referidos estados financieros presentan razonablemente, en todos los aspectos importantes, la posición financiera de Administradora de Fondos de Inversión y Fideicomisos BG S.A. al 31 de diciembre del 2006, los resultados de sus operaciones y sus flujos de caja por el año terminado en esa fecha, de acuerdo con principios de contabilidad generalmente aceptados en el Ecuador.

Deloitte & Touche.
SB-RNAE 8816
Enero 12, 2007

Jaime Castro H.
Socio
Registro # 0.7503

A member firm of
Deloitte Touche Tohmatsu

ADMINISTRADORA DE FONDOS Y FIDEICOMISOS BG
BANCO DE GUAYAQUIL

As of December 31st, 2006 - Expressed in Dollars

Consolidated and condensed Balance Sheet

DESCRIPTION	US$
ASSETS	
AVAILABLE FUNDS	106,327.98
INVESTMENTS	1,683,380.95
ACCOUNTS RECEIVABLE	202,945.80
PROPERTY AND EQUIPMENT	28,440.66
OTHER ASSETS	174,218.66
TOTAL ASSETS	2,195,314.05
LIABILITIES	
ACCOUNTS PAYABLE	132,537.53
TOTAL LIABILITIES	132,537.53
EQUITY	
PAID-IN CAPITAL	1,138,000.00
RESERVES	241,744.94
RESULTS	683,031.58
TOTAL EQUITY	2,062,776.52
TOTAL LIALBILITIES AND EQUITY	2,195,314.05
ORDER ACCOUNTS	255,520,598.07

Profit and Loss Statement

Consolidate and Condensed

DESCRIPTION	PARCIAL	TOTAL
FINANCIAL INCOME		1,849,008.95
Interest and Discount earned	79,499.43	
Comissions earned	1,769,509.52	
FINANCIAL EXPENSES		-248.87
Comissions Paid & Accrued	-242.64	
Financial Losses	-6.23	
GROSS FINANCIAL MARGIN		1,848,760.08
OTHER OPERATING INCOME AND EXPENSES:		
OPERATING EXPENSES		-1,612,086.19
Operating expenses	-1,612,086.19	
OPERATING EARNINGS BEFORE PROVISIONS, AMORTIZATIONS AND DEPRECIATIONS		236,673.89
PROVISIONS, DEPRECIATIONS AND AMORTIZATIONS		-49,873.62
Provisions	-35,294.82	
Depreciations	-14,578.80	
NET OPERATING MARGIN		186,800.27
NON OPERATING INCOME AND EXPENSES		205,158.28
Other income	205,364.01	
Other expenses and losses	-205.73	
EARNINGS BEFORE TAXES AND CONTRIBUTIONS		391,958.55
Employees profit sharing		-58,824.64
Income Tax		-58,578.42
NET PROFIT		274,555.49

ECON. RICARDO RIVADENEIRA DÁVALOS
GERENTE GENERAL

Deloitte.

Deloitte & Touche
Av. Amazonas N3517
Telf: (593 2) 225 1319
Quito - Ecuador
Av. Tulcan 803
Telf: (593 4) 245 2770
Guayaquil - Ecuador
www.deloitte.com

"El informe de los auditores independientes sobre los estados financieros de Casa de Valores MULTIVALORES BG S.A. incluido a continuación, es una copia para efectos de publicación. Las notas a los estados financieros no se adjuntan en esta publicación, sin embargo, son requeridas como parte integrante de los mismos."

INFORME DE LOS AUDITORES INDEPENDIENTES

A los Senores Accionistas de
Casa de Valores MULTIVALORES BG S.A.

Hemos auditado el balance general adjunto de Casa de Valores MULTIVALORES BG S.A. al 31 de diciembre del 2006 y el correspondiente estado de resultados, de patrimonio de los accionistas y de flujos de caja por el ano terminado a esa fecha. Estos estados financieros son responsabilidad de la administración de la Compania. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basada en nuestra auditoría. Los estados financieros de Casa de Valores MULTIVALORES BG S. A. por el ano terminado el 31 de diciembre de 2005 fueron examinados por otros auditores, quienes emitieron una opinión sin salvedades sobre los mismos en su dictamen de enero 27 del 2006.

Nuestra auditoría fue efectuada de acuerdo con normas de auditoria generalmente aceptadas en el Ecuador. Estas normas requieren que una auditoría sea disenada y realizada para obtener certeza razonable que los estados financieros no contienen errores importantes. Una auditoría incluye el examen, a base de pruebas selectivas, de la evidencia que sustenta las cantidades y *revelaciones* presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones importantes hechas por la administración, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestra auditoría provee una base razonable para nuestra opinión.

En nuestra opinión, los referidos estados financieros presentan razonablemente, en todos los aspectos importantes, la posición financiera de Casa de Valores MULTIVALORES BG S.A. al 31 de diciembre del 2006, los resultados de sus operaciones y sus flujos de caja por el ano terminado en esa fecha, de acuerdo con principios de contabilidad generalmente aceptados en el Ecuador.

Deloitte & Touche.
SB-RNAE 8816
Enero 12, 2007

Jaime Castro H.
Socio
Registro # 0.7503

A member firm of
Deloitte Touche Tohmatsu

MULTIVALORES BG
BANCO DE GUAYAQUIL

As of December 31st, 2006 - Expressed in Dollars

Consolidated and condensed Balance Sheet

DESCRIPTION	US$
ASSETS	
AVAILABLE FUNDS	389,484.53
INVESTMENTS	664,874.68
ACCOUNTS RECEIVABLE	24,917.75
OTHER ASSETS	101,412.50
TOTAL ASSETS	1,180,689.46
LIABILITIES	
ACCOUNTS PAYABLE	337,562.76
TOTAL LIABILITIES	337,562.76
EQUITY	
PAID-IN CAPITAL	564,729.00
RESERVES	138,960.26
RESULTS	139,437.44
TOTAL EQUITY	843,126.70
TOTAL LIALBILITIES AND EQUITY	1,180,689.46
ORDER ACCOUNTS	14,298,651.31

Profit and Loss Statement

Consolidate and Condensed

DESCRIPTION	PARCIAL	TOTAL
FINANCIAL INCOME		794,777.90
Interest and Discount earned	45,557.58	
Comissions earned	639,052.49	
Utilidades financieras	40,853.35	
Service Income	69,314.48	
FINANCIAL EXPENSES		-35,129.85
Comissions Paid & Accrued	-35,129.85	
GROSS FINANCIAL MARGIN		759,648.05
OTHER OPERATING INCOME AND EXPENSES:		
OPERATING EXPENSES		-457,763.70
Pérdidas financieras	-445,748.30	
Operating expenses	-12,015.40	
Otras pérdidas operacionales		301,884.35
OPERATING EARNINGS BEFORE PROVISIONS, AMORTIZATIONS AND DEPRECIATIONS		
		-133,562.92
PROVISIONS, DEPRECIATIONS AND AMORTIZATIONS		
Provisions	-102,225.92	
Depreciations	-31,337.00	
EARNINGS BEFORE TAXES AND CONTRIBUTIONS		168,321.43
Employees profit sharing		-25,248.21
Income Tax		-21,308.28
NET PROFIT		121,764.94

ING. CARLOS JULIO AROSEMENA DURAN
GERENTE GENERAL

Deloitte.

Deloitte & Touche
Av. Amazonas N3517
Telf: (593 2) 225 1319
Quito - Ecuador
Av. Tulcan 803
Telf: (593 4) 245 2770
Guayaquil - Ecuador
www.deloitte.com

"El informe de los auditores independientes sobre los estados financieros de Río Guayas, Compañía de Seguros y Reaseguros S.A. incluido a continuación, es una copia para efectos de publicación. Las notas a los estados financieros no se adjuntan en esta publicación, sin embargo, son requeridas como parte integrante de los mismos."

INFORME DE LOS AUDITORES INDEPENDIENTES

A los Señores Accionistas de
Río Guayas, Compañía de Seguros y Reaseguros S.A.

Hemos auditado el balance general adjunto de Río Guayas, Compañia de Seguros y Reaseguros S.A. al 31 de diciembre del 2006 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de caja por el ano terminado en esa fecha. Estos estados financieros son responsabilidad de la administración de la Compania. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basada en nuestra auditoria.

Nuestra auditoria fue efectuada de acuerdo con normas de auditoría generalmente aceptadas en el Ecuador. Estas normas requieren que una auditoria sea disenada y realizada para obtener certeza razonable que los estados financieros no contienen errores importantes. Una auditoria incluye el examen, a base de pruebas selectivas, de la evidencia que sustenta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones importantes hechas por la Administración, asi como una evaluación de la presentación general de los estados financieros. Consideramos que nuestra auditoría provee una base razonable para nuestra opinión.

Tal como se explica en la Notas 2 y 3, los estados financieros mencionados en el primer párrafo fueron preparados de acuerdo con normas y prácticas contables establecidas por la Superintendencia de Bancos y Seguros del Ecuador, las cuales difieren de las normas ecuatorianas e internacionales de contabilidad.

En nuestra opinión, los referidos estados financieros presentan razonablemente, en todos los aspectos importantes, la situación financiera de Río Guayas, Compania de Seguros y Reaseguros S.A. al 31 de diciembre del 2006, el resultado de sus operaciones, y sus flujos de caja por el ano terminado en esa fecha, de conformidad con normas y prácticas contables establecidas por la Superintendencia de Bancos y Seguros del Ecuador.

Deloitte & Touche.

SB-RNAE 8816
Enero 12, 2007

Jaime Castro H.
Socio
Registro # 0.7503

A member firm of
Deloitte Touche Tohmatsu

RIO GUAYAS
COMPAÑIA DE SEGUROS Y REASEGUROS S.A.

As of December 31st, 2006 - Expressed in Dollars

Consolidated and condensed Balance Sheet

DESCRIPTION	US$
ASSETS	
AVAILABLE FUNDS	134,190.42
INVESTMENTS	6,451,409.53
ACCOUNTS RECEIVABLE	4,047,652.94
PROPERTY AND EQUIPMENT	363,498.75
OTHER ASSETS	621,068.32
TOTAL ASSETS	11,617,819.96
LIABILITIES	
ACCOUNTS PAYABLE	4,599,945.87
FINANCIAL OBLIGATIONS	500,000.00
OTROS PASIVOS	2,309,295.97
TOTAL LIABILITIES	7,409,241.84
EQUITY	
PAID-IN CAPITAL	2,560,000.00
RESERVES	996,323.22
RESULTS	652,254.90
TOTAL EQUITY	4,208,578.12
TOTAL LIALBILITIES AND EQUITY	11,617,819.96
ORDER ACCOUNTS	21,218,337.75

Profit and Loss Statement

Consolidate and Condensed

DESCRIPTION	PARCIAL	TOTAL
FINANCIAL INCOME		3,324,100.12
Interest and Discount earned	328,671.23	
Comissions earned	2,995,428.89	
FINANCIAL EXPENSES		-2,977,087.27
Interest Expense	-18,646.32	
Comissions Paid & Accrued	-2,958,440.95	
GROSS FINANCIAL MARGIN		347,012.85
OTHER OPERATING INCOME AND EXPENSES:		
OPERATING EXPENSES		-2,163,933.47
Operating expenses	-2,163,933.47	
OPERATING EARNINGS BEFORE PROVISIONS, AMORTIZATIONS AND DEPRECIATIONS		-1,816,920.62
PROVISIONS, DEPRECIATIONS AND AMORTIZATIONS		-23,223.07
Depreciations	-23,223.07	
NET OPERATING MARGIN		-1,840,143.69
NON OPERATING INCOME AND EXPENSES		2,867,824.78
Other income	70,546.95	
Non operating results	61,397,605.30	
Other expenses and losses	-58,600,327.47	
EARNINGS BEFORE TAXES AND CONTRIBUTIONS		1,027,681.09
Employees profit sharing		-156,924.42
Income Tax(1)		-146,029.01
NET PROFIT		724,727.66

(1) Accumulated results registered

MARTIN VILCHES NAVARRO
GERENTE GENERAL

54

Consolidate Financial Statements of Banco de Guayaquil Financial Group

The following pages presents the
Consolidated Financial Statements of
Banco de Guayaquil
Financial Group
for fiscal year 2006
audited by Independent
Registered Public Accounting Firm
Deloitte & Touche

Deloitte.

Deloitte & Touche
Av. Amazonas N3517
Telf: (593 2) 225 1319
Quito - Ecuador
Av. Tulcan 803
Telf: (593 4) 245 2770
Guayaquil - Ecuador
www.deloitte.com

"El informe de los auditores independientes sobre los estados financieros del Banco de Guayaquil S.A. y Subsidiarias incluido a continuación, es una copia para efectos de publicación. Las notas a los estados financieros no se adjuntan en esta publicación, sin embargo, son requeridas como parte integrante de los mismos."

INFORME DE LOS AUDITORES INDEPENDIENTES

A los Senores Accionistas y Junta de Directores del
Banco de Guayaquil S.A.

Hemos auditado el balance general adjunto del Banco de Guayaquil S. A. y Subsidiarias al 31 de diciembre del 2006 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de caja por el ano terminado en esa fecha. Estos estados financieros son responsabilidad de las administraciones de las Companias. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basada en nuestra auditoría.

Nuestra auditoría fue efectuada de acuerdo con normas internacionales de auditoría. Estas normas requieren que una auditoría sea disenada y realizada para obtener certeza razonable que los estados financieros no contienen errores importantes. Una auditoria incluye el examen, a base de pruebas selectivas, de la evidencia que sustenta las cantidades y revelaciones presentadas en los estados financieros. Incluye también la evaluación de los principios de contabilidad utilizados y de las estimaciones importantes hechas por las administraciones de las Companias, asi como una evaluación de la presentación general de los estados financieros. Consideramos que nuestra auditoría provee una base razonable para nuestra opinión.

Tal como se explica en las Notas 2 y 3, los estados financieros mencionados en el primer párrafo fueron preparados de acuerdo con normas y prácticas contables establecidas por la Superintendencia de Bancos y Seguros del Ecuador, las cuales difieren de las normas ecuatorianas de contabilidad y normas internacionales de información financiera. Estas bases de preparación fueron adoptadas para atender las disposiciones emitidas por la referida Superintendencia: por esta razón, los estados financieros no deben ser usados para otro propósito.

En nuestra opinión, los referidos estados financieros presentan razonablemente, en todos los aspectos importantes, la posición financiera del Banco de Guayaquil S. A. y Subsidiarias al 31 de diciembre del 2006, el resultado de sus operaciones y sus flujos de caja por el ano terminado en esa fecha, de acuerdo con normas y prácticas contables establecidas por la Superintendencia de Bancos y Seguros del Ecuador.

Deloitte & Touche.
SB-RNAE 8816
Enero 12, 2007

Jaime Castro H.
Socio
Registro # 0.7503

A member firm of
Deloitte Touche Tohmatsu

Bank and Subsidiaries Consolidated Financial Statements

As of December 31st, 2006 - Expressed in Dollars

Consolidated and condensed Balance Sheet

DESCRIPTION	US$
ASSETS	
AVAILABLE FUNDS	429,468,393.10
INVESTMENTS	370,969,050.66
LOAN PORTFOLIO	712,530,204.81
DEUDORES POR ACEPTACIONES	14,420,286.54
ACCOUNTS RECEIVABLE	57,741,568.48
FORECLOSED PROPERTY	10,804,709.24
PROPERTY AND EQUIPMENT	76,796,987.44
OTHER ASSETS	42,483,940.37
TOTAL ASSETS	1,715,215,140.64
LIABILITIES	
CUSTOMER LIABILITIES	1,215,932,813.68
IMMEDIATE OBLIGATIONS	3,336,730.87
OUTSTANDING ACCEPTANCES	14,420,286.54
ACCOUNTS PAYABLE	33,977,754.42
FINANCIAL OBLIGATIONS	289,958,846.64
OUTSTANDING SECURITIES	4,022.00
CONVERTIBLE SECURITIES AND EQUITY CONTRIBUTIONS	23,361,151.13
OTHER LIABILITIES	7,414,760.46
TOTAL LIABILITIES	1,588,406,365.74
EQUITY	
PAID-IN CAPITAL	79,376,857.00
RESERVES	7,541,536.37
CAPITAL SURPLUS	15,398,679.48
MINORITY PARTICIPATION	4.44
RESULTS	24,489,697.61
TOTAL EQUITY	126,808,774.90
TOTAL LIALBILITIES AND EQUITY	1,715,215,140.64
CONTINGENT ACCOUNTS	430,171,893.46
ORDER ACCOUNTS	3,024,213,634.17

Profit and Loss Statement

	PARCIAL	TOTAL
FINANCIAL INCOME		147,409,784.39
Interest and Discount earned	83,576,902.38	
Comissions earned	34,382,960.15	
Financial earnings	6,155,963.86	
Service income	23,293,958.00	
FINANCIAL EXPENSES		-41,767,444.65
Interest Expense	-35,076,325.27	
Comissions Paid & Accrued	-6,345,348.86	
Financial Losses	-345,770.52	
GROSS FINANCIAL MARGIN		105,642,339.74
OTHER OPERATING INCOME AND EXPENSES:		
OPERATING INCOME		25,927,303.28
Other operating income	25,927,303.28	
OPERATING EXPENSES		-68,801,926.32
Operatinal expenses	-68,426,748.58	
Other operational losses	-375,177.74	
OPERATING EARNINGS BEFORE PROVISIONS, AMORTIZATIONS AND DEPRECIATIONS		62,767,716.70
PROVISIONS, DEPRECIATIONS AND AMORTIZATIONS		-39,057,973.73
Provisions	-23,884,754.39	
Depreciations	-5,852,015.61	
Amortizaciones	-9,321,203.73	
NET OPERATING MARGIN		23,709,742.97
NON OPERATING INCOME AND EXPENSES		9,693,614.69
Other income	7,808,926.05	
Non operating results	61,397,605.30	
Other expenses and losses	-59,512,916.66	
EARNINGS BEFORE TAXES AND CONTRIBUTIONS		33,403,357.66
Employees profit sharing		-5,172,062.57
Income Tax		-4,256,287.60
Fodinfa		-558,173.51
NET PROFIT		23,416,813.98

57

Corporate Governance

The following pages presents the
Most relevant aspects of the structure
of Banco de Guayaquil Corporate Governance

Corporate Governance

Every modern company that wishes to compete or benchmark its activities with the best international standards and practices has to strengthen its administration and its operations control through the structure of a dynamic and efficient Corporate Governance. For this reason, the context of policies that the Basel Comity establishes, maximum organism that regulate international banking practices, Banco de Guayaquil has promoted the establishment of solid practices of a good Corporate Governance.

The purpose of the Corporate Governance is to determine the strategic and operative objectives of the bank, oriented to fulfill the institution's interests: stockholders, employees and in a special way its clients. This is how we define the process of "Value Generation" in Banco de Guayaquil.

The structure of Corporate Governance of Banco de Guayaquil its conformed by the Directory, the Normative Comities, the Management Comities and the Administrative Structure.

Continuingly it will be detailed the objectives of each Corporate Governance entity:

Directory

The banks' Directory is mainly responsible of:

- Defining the financial and loaning policies and controlling its execution.
- Analyzing and pronouncing on the information of credit risk and the proportionality and use of the granted guarantees.
- To know and to approve the financial results and the report of the internal audit firm.
- To know and to take a decision about the increase of underwritten and paid-in equity of the Bank;
- To elect legal representatives of the Bank;
- To authorize and to approve Bank's budget; and other duties established in the Bank's By-laws and Financial System laws.

Normative Committees

Audit Committee
The Audit Committee is a consulting and advising unit of the board of directors which provides efficient support to the audit function; it ensures the fulfillment of internal control goals and controls over the achievement of Bank's mission and goals.

Risk Management Integral Committee
The Risk Management Integral Committee has as a main function to design and propose strategies, policies, methodologies, process and procedures for integral risk management as well as to watch closely its properly execution and implementation.

Technology Committee
The Technology Committee is in charge of coordinating activities related to the definition and adoption of information technology in order to support the achievement of Banco de Guayaquil's business goals. The committee is also responsible for issuing norms and policies related to the use of this technology and to supervise its fulfillment.

Managerial Committees

Value Creation Committee
The Value Creation Committee gathers on a week-to-week basis leading managers of the bank, whom, under Executive President leadership, control the achievement of objectives and goals established in the strategic plan, business plan and general budget of the Bank.

Brand Committee
The Brand Committee has as a goal to supervise the institutional image of Banco de Guayaquil and its subsidiaries, with the purpose of keeping its good name in the market and create value toward the brand.

Quality Committee
The Quality Committee seeks to contribute with business strategic goals through the creation of a service oriented and continuous improvement culture that allows the customer requirements satisfaction.

Managerial and Administrative structure
The next chart presents Banco de Guayaquil's managerial and administrative structure:

BANCO DE GUAYAQUIL'S MAIN ORGANIZATION CHART


Board of Directors
Internal Audit VP
Rocio Bohórquez
Risk Committee
Audit Committee
System Commitee
Executive President
Guillermo Lasso
Executive Committee
Value Creation Committee
Quality Committee
Brand Committee
Marketing VP
Ivan Correa
Legal Advice VP
Juan Carlos Tarre
First Executive Vice President
Carmen Soriano
Risk Management VP
Rodrigo Mora
Commercial Executive
Vice President
Angelo Caputi
Finance, Subsidiaries and Management Control
Executive Vice President
Julio Mackliff
Operations and Technology Executive
Vice President
Victor Hugo Alcivar

Government Contributions

Banco de Guayaquil Financial Group's
Tax and Contributions
to the Ecuadorian Government

On December 31, 2006, the total taxes and contributions of Banco de Guayaquil Financial Group were US $14,080 thousand, which means an increase of US $2,893 thousand compared to the previous year (US $11,187 thousand); it represents a growth rate of 25.86%. Taxes and contributions were 60.36% of net profits for the fiscal year (US $23,328 thousand).

TAXES AND CONTRIBUTIONS OF FINANCIAL GROUP BANCO DE GUAYAQUIL 2006

CONCEPT	BANCO DE GUAYAQUIL S.A.	SUBSIDIARIS	GRAND TOTAL	% TOTAL
AGD	5,854,740.05	0.00	5,854,740.05	41.58%
INCOME TAX (S.R.I.)	4,022,836.66	233,450.94	4,256,287.60	30.23%
SUPERINTENDENCIA DE BANCOS (BANK SUPERVISORY INSTITUTION)	2,627,360.38	20,398.10	2,647,758.48	18.80%
INNFA	558,173.51	0.00	558,173.51	3.96%
WORKING CAPITAL TAX	292,187.00	9,717.21	301,904.21	2.14%
OTHER INSTITUTIONS	255,176.94	19,313.22	274,490.16	1.95%
PROPERTY TAXES	81,295.74	609.00	81,904.74	0.58%
MUNICIPAL PANTENTS	68,905.46	9,953.66	78,859.12	0.56%
SUPERINTENDENCIA DE COMPAÑIAS (COMPANY SUPERVISORY INSTITUTION)	20,409.58	5,731.20	26,140.78	0.19%
TOTAL 2006	13,781,085.32	299,173.33	14,080,258.65	100.00%
% TOTAL BY CO.	97.88%	2.12%	100.00%	

Next exhibit presents the Tax and Contributions evolution since year 2002 which totalize and amount of US$ 48.232 M.

EVOLUTION

(Thousends of dollars)


16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
6.771
6.951
9.243
11.187
14.080
DEC. 02
DEC. 03
DEC. 04
DEC. 05
DEC. 06

Banco de Guayaquil's Stock

Most relevant aspects about
Banco de Guayaquil's Stock
behaviour in the market

During 2006, variable rates market in Ecuador experienced an important increase in volume transacted; coming from US $147 million in 2005 to US $305 million in 2006. It is equivalent to an annual increase of 107%.

One of the important stocks in Ecuadorian market was Banco de Guayaquil's stock which obtained a 100% presence in the stock market. This reflects the high liquidity and great demand that exists in particular and institutional investors.

The next graph presents a comparative analysis between Banco de Guayaquil's stock return, referential borrowing rates and US Treasury bond rates (term 10 year).


BG's Stock Yield Vs. Fixed Rate Assets
17,03%
4,39%
4,06%
15,56%
4,70%
4,87%
BG Stock Annual Yield
US Treasury Bond Rate 10 years
Rerential Borrowing Rate
2005
2006

In addition, the table below presents Banco de Guayaquil's stock market capitalization evolution since the year 2004:

	Stock Market Capitalization	Absolute Variation	Percentage Variation
Year 2004	**99.647.411**	**0**	**0**
Year 2005	**150.000.000**	**50.352.589**	**50,53%**
Year 2006	**254.012.342**	**104.012.342**	**69,34%**


CERTIFICADO
98,33%
BVQ
100,00%
Banco de Guayaquil

Banco de Guayaquil's Stock, the stock with the highest stock market presence.

Acción del Banco de Guayaquil, la de mayor presencia bursátil

STOCK MARKET PRESENCE

Issuer	Sector	Trading Days	Presence	Closing Price
La Favorita	Comerce	59	100,00%	7,60
Banco de Guayaquil	Financial	59	100,00%	3,18
Cerveceria Nacional	Industrial	32	54,24%	36,25
Holcim Ecuador	Industrial	30	50,85%	40,53
Cerveceria Andina	Industrial	30	50,85%	36,25
Bco. Pichincha	Financial	27	45,76%	2,10
Industrias Ales	Industrial	15	25,42%	2,15
Soc. Agric. San Carlos	Agriculture Industry	9	15,25%	0,95
Inversancarlos	Agriculture Industry	5	8,47%	1,10
Banco Bolivariano	Financial	4	6,67%	1,35
Produbanco	Financial	1	1,69%	1,32
TOTAL TRADING DAYS		59		

Source: Bolsa de Valores de Guayaquil y Quito


ADR
Nivel 1
Banco de Guayaquil S.A.
BANCO DE GUAYAQUIL

Now Banco de Guayaquil share is negotiated in the United States of America

Banco de Guayaquil has been qualified by US Securities and Exchange Commission (SEC) to negotiate its shares in the american stock exchange market, through an American Depository Receipt, ADR level 1.

This is a big step that allows increasing Bank's share liquidity through opening its equity to foreign investors. This important achievement will contribute to realize new investment projects that Banco de Guayaquil has foreseen both national and international level.


BANCO DE GUAYAQUIL
Una vez más logramos la máxima calificación de la Banca Ecuatoriana
De AA+ pasamos a AAA-
UN LOGRO QUE NOS COMPROMETE CADA DÍA MÁS

"AAA-" Rating

In April, 2006, Banco de Guayaquil improved its risk qualification; it went from AA+ to AAA-. Two subsequent quarterly reviews made bye Risk Qualifier confirm AAA- rating, this is the highest qualification given to Ecuadorian private bank.

AAA Rating means: The financial institution situation is very strong and it has an outstanding path of profitability. This is reflected on an excellent reputation in the industry, a good access to its natural money markets and clear perspectives of stability. If there is weakness o vulnerability in any aspect of the institution activities, this is totally mitigated by organization strengths.

What means sign "-": It indicates the position inside the category



Banco de Guayaquil sign credit agreement with IADB

On June 21, 2006, at Washington D.C., Banco de Guayaquil became the first Ecuadorian bank to sign an agreement that incorporates the Bank as an Inter-American Development Bank (IADB) issuer, in the Trade Finance Facilitation Program (TFFP). This agreement will be useful for expanding Ecuador's activities of economic reactivation.

In this agreement, IADB assigned to Banco de Guayaquil a mid term Credit Line of US $12,000,000., which will allow to provide warranties on letters of credit, notes and other documentary collection instruments used to finance international trade.


PRESTIGIO INTERNACIONAL
US$ 50'000.000
EN CREDITO A LARGO PLAZO
REGIONS
AAA
BANCO DE GUAYAQUIL
REGIONS

US $50 million Securitization

Banco de Guayaquil and Regions Bank, from United States, signed an important credit agreement for US $50 million based on the securitization of Credit Card Flows.

A credit securitization is a loan that Regions Bank gives to our bank at 5 years term, with a repayment source proceeding from the consumer flows made by foreigners with Amex and Visa credit cards in Ecuador. This international loan operation giving to an Ecuadorian financial company is the first in its class, due to both the relevant of its amount and the long term condition.


Incrementando nuestro compromiso y nuestra confianza en el País
AUMENTO DE CAPITAL SUSCRITO EN
US$ 10'000.000
(DIEZ MILLONES DE DOLARES EN EFECTIVO)
EVOLUTION

Increase of Capital

Banco de Guayaquil's legal representative announced the increase of paid-in equity in US $10 million cash, this value was determined in the Board Director Meeting held on November 28, 2006, the paid-in and subscribed capital for the bank was fixed in the amount of eighty millions dollars (US $80,000,000).

This new increase of capital, plus the increase of US $10 million made in March, 2006, totalized an increase of US $20 million in the Bank's paid-in capital. This ratified the long term commitment and confidence that the Bank has in Ecuador. With this action Bank's solvency levels increased, generating a greater operative capability to give loans to both productive sector and natural persons.

Commercial Management

And expansion of Transactional Services
As of December 31, 2006

Commercial Management and Expansion Services

Loan Portfolio

The loan portfolio structure is constituted mainly by commercial loan portfolio (that includes net contingents) with 51.33% and consumption loan portfolio with 43.20%

The next table presents the loan portfolio structure for the period 2005 - 2006:


LOAN PORTFOLIO STRUCTURE
0,63%
0,34%
5,00%
5,12%
42,52%
43,20%
51,85%
51,33%
DIC. 05
DIC. 06
COMMERCIAL
CONSUMPTION
REAL STATE
SMALL BUSINESSES

Banco de Guayaquil's growth in 2006 has been accompanied by a substantial improvement in the quality of its assets. The passed due loans ratio decreased 32 bps, the ratio as of December 31, 2006 was 1.25%.


PAST DUE LOANS RATIO
10.548
10.597
11.500
10.500
9.500
8.500
7.500
6.500
1.57%
1.25%
Dec 05
Dec 06

Loan Products

During 2006, traditional loan products (Multicrédito, Casafácil. Autofácil, etc.) were placed in the market, the amount and number of operations are detailed in the following table:

LOAN PRODUCTS
As of December 31st, 2006

	NUMBER OF OPERATIONS				THOUSANDS OF DOLLARS			
PRODUCT	2005	2006	VAR.	% VAR.	2005	2006	VAR.	% VAR.
MULTICREDITO	7.856	5.476	-2.380	-30,30%	61.820	52.659	-9.161	-14,82%
CASAFACIL	88	243	155	176,14%	4.454	13.530	9.076	203,78%
AUTOFACIL	4.719	5.032	313	6,63%	59.063	69.567	10.504	17,78%

Credit Cards

The balance of the Credit Card portfolio placed as of December 31st, 2006 was US$ 247.492M which represents 67.55% of the consumer loan portfolio. American Express constitutes 75.53% of the total credit card portfolio balance.

The next graph presents the evolution of the credit card portfolio detailed by brand of credit card:


CREDIT CARD PORTFOLIO
250.000
200.000
150.000
100.000
50.000
0
142.714
187.767
247.492
2004
2005
2006
MASTERCARD
VISA
AMEX
TOTAL



AMERICAN EXPRESS
PLATINUM
BANCO DE GUAYAQUIL
4054
01010
08/05 THRU
05
SANTIAGO PLAZA

Credit Cards

American Express

The number of American Express credit cards grew from 163.789 in 2005 to 198.988 in 2006, which represents an increase of 21.49%. At the same time the invoicing volume grew form US$ 247.185.M. in 2005 to US$ 344.015.M. in 2006, which represents an increase of 39.17%. The next chart presents the growth obtained in the numbers of credit cards as well as in the invoicing volume.

AMERICAN EXPRESS INDICATORS

	NUMBER OF CREDIT CARDS			INVOICING VOLUME (THOUSANDS OF DOLLARS)		
	2005	**2006**	**% VAR.**	**2005**	**2006**	**% VAR.**
AMERICAN EXPRESS	163.789	198.988	21,49%	247.185	344.015	39,17%


PRIVILEGIOS
4540 6300 0000 0001
11/88 11/04
BRUNO GUEVARA
VISA

Visa Privilegios

The number of Visa Privilegios credit cards grew from 65.433 in 2005 to 79.392 in 2006, which represents an increase of 21.33%. At the same time the invoicing volume grew form US$ 90.356.M. in 2005 to US$ 106.683.M. in 2006, which represents an increase of 18.07%. The next chart presents the growth obtained in the numbers of credit cards as well as in the invoicing volume.

VISA PRIVILEGIOS INDICATORS

	NUMBER OF CREDIT CARDS			INVOICING VOLUME (THOUSANDS OF DOLLARS)		
	2005	**2006**	**% VAR.**	**2005**	**2006**	**% VAR.**
VISA PRIVILEGIOS	65.433	79.392	21,33%	90.356	106.683	18,07%


LIGA
BANCO DE GUAYAQUIL
4540 6300 0000 0001
04/06
04/08
SANTIAGO GUEVARA
VISA

Visa Liga

Banco de Guayaquil launched to the market Visa Liga Deportiva Universitaria de Quito credit Card. The objective of this product is to provide the members and supporters of this institution a method of payment and services.


PRIMA
BANCO DE GUAYAQUIL
5468 4300 0000 0001
5468
CUSTOMER SINCE
01/03
GOOD THRU
01/05
MA. ISABEL DE LOPEZ
MasterCard

Mastercard

The number of Mastercard credit cards grew from 35.219 in 2005 to 40.736 in 2006, which represents an increase of 15.66%. At the same time the invoicing volume grew form US$ 10.829.M. in 2005 to US$ 15.030.M. in 2006, which represents an increase of 38.80%. The next chart presents the growth obtained in the numbers of credit cards as well as in the invoicing volume.

MASTERCARD INDICATORS

	NUMBER OF CREDIT CARDS			INVOICING VOLUME (THOUSANDS OF DOLLARS)		
	2005	2006	% VAR.	2005	2006	% VAR.
MASTERCARD	35.219	40.736	15,66%	10.829	15.030	38,80%



Banco de Guayaquil exclusive American Express Issuer until year 2015

On December 16th, 2005, in the city of Miami, Guillermo Lasso Mendoza, Banco de Guayaquil Executive President and Gonzalo Ruiz, American Express GNS President for Latin America and the Caribbean, signed an agreement that certifies Banco de Guayaquil as the EXCLUSIVE American Express credit card Independent Operator until the year 2015.

The agreement renovation until 2015 is the result of Banco de Guayaquil's successful administration of the American Express brand in Ecuador and excellent accomplishments in the growth of number of credit cards, invoicing and market share.

Due to Depositors

The balance of the account Due to Deposits as of December 2006 was US$1.22.651 thousand which has meant an increase in the market share from 13,10% as of December 2005 to 13,34% as of December 2006. It is important to notice that among the funding sources structure, current accounts share has maintained a significant relevance reaching 35,01%.

The following chart presents the Due to Deposits Structure:

DEPOSITS OF THE PUBLIC STRUCTURE


1.013.556
4,84%
31,90%
37,71%
25,54%
1.220.651
4,33%
35,33%
35,00%
25,34%
DIC. 05
DIC. 06
Saving Accounts
Current Accounts
Time Deposits
Other Deposits

As a complement, the chart below details the number of current accounts, savings accounts and term deposits and their respective balances for 2005 - 2006.

PRODUCTS

	NUMBER				AMOUNT			
	DIC. 05	DIC. 06	VAR	VAR %	DIC. 05	DIC. 06	VAR	VAR %
Saving Accounts	238.890	269.445	30.555	12,79%	258.888	309.340	50.452	19,49%
Current Accounts	69.354	68.181	- 1.173	-1,69%	382.236	427.250	45.014	11,78%
Time Deposits	12.895	13.409	514	3,99%	323.373	431.256	107.883	33,36%


NÓMINA PLUS
BANCO DE GUAYAQUIL
M U L T I B A N C O

Payroll Plus

Is Banco de Guayaquil new payroll service which, in addition to facilitate the administrative process of payroll management, it incorporates products and services that adjust to the needs of every person inside the company in order to achieve additional benefits.


Imaginese con el Guayaquil

New Web Page

Near, simple and interactive, that's how the Bank's new institutional web page appears. The cybernaut has two choices of navigation, one on a column located on the left side of the page and another located in a banner on the top of the page, facilitating the direct access to the consults. Now the information is divided by Bank type for a faster and complete navigation.


A su lado
Metrovía
BANCO DE GUAYAQUIL
MULTIBANCO

BG Automatic Teller Machines network at Metrovia

Nowadays Banco de Guayaquil has 462 ATM's being this the largest ATM's network in the country. Banco de Guayaquil processes 20 millions transactions per year through this channel.



Banco de Guayaquil at Registro Civil

Banco the Guayaquil is the sole financial entity in charge of collecting the fees for the services of the brand new Registro Civil. The bank has 4 service stations operating from Monday through Friday, from 8h30 until 16h30. The users can pay with credit card, debit card or certified checks.

Supermaxi Agreement

Now the clients of Banco de Guayaquil can have the supermarket discount card with a preferential price from Supermaxi. Our clients will be able to apply for this card in any of the offices of Banco de Guayaquil. This card has a monthly fee of $1,50 + VAT and a spending limit of $400 while in the market the annual fee is US$ 40. Our clients will be able to use it in more than 100 affiliated establishments.

Geographical Coverage

Banco de Guayaquil has a vast coverage in the main cities of Ecuador, with a total of 125 attention points as of December 2006, distributed in the north, centre and south regions of the country.

CITY	OFFICES	No. ATMs
CENTRE REGION	45	240
Guayaquil	24	186
Milagro	3	5
La libertad	3	4
Portoviejo	2	5
Babahoyo	2	3
Manta	1	10
Samborondon	1	5
Salinas	1	4
Quevedo	1	4
Playas	1	2
Daule	1	2
El Triunfo	1	1
Marcelino Maridueña	1	1
Ventanas	1	1
Bahia de Caraquez	1	1
Durán	1	0
El Empalme	0	1
Lomas de Sargentillo	0	1
Montañita	0	1
Santa Elena	0	1
Vinces	0	1
Yachuachi	0	1
NORTH REGION	32	167
Quito	20	121
Ambato	3	12
Santo Domingo	1	7
Riobamba	1	5
Latacunga	1	4
Esmeraldas	1	3
Cumbaya	1	2
Ibarra	1	2
Lago Agrio	1	2
Alausi	1	1
San Rafael	1	0
Otavalo	0	1
El Puyo	0	1
Tena	0	1
Atacames	0	1
Sangolqui	0	1
San Antonio	0	1
Cayambe	0	1
Pelileo	0	1
SOUTH REGION	9	55
Cuenca	4	32
Machala	2	7
Loja	1	8
Azogues	1	3
Gualaceo	1	0
Vilcabamba	0	1
Puerto Bolivar	0	1
El Guabo	0	1
Chordeleg	0	1
Cañar	0	1
SUBTOTAL	86	462
Autobancos	5	
Extention Service Windows	34	
TOTAL	125	

The Bank operates in the Banred network of approximately 2.000 ATMs, distributed throughout Ecuador, of this network, 462 ATM's belong to Banco de Guayaquil. The distribution is the following:


BANRED ATMS
BG
462
1.472
OTHERS

Transactional and Services Banking

Banco de Guayaquil has at the moment 7 types of distribution channels to place products and provide services through out the country, the channels are described next:

Channels

- ### Branches and Extended Service Tellers

This channel consists in clients' attention points that have 402 multi service tellers in-which 42 different transactions can be processed. The transactions that can be processed include deposits, withdraw and checks payment, basic utilities payment, Tax payment, Vehicles registration, etc.

- ### Automatic Teller Machine (ATMs)

With a total of 462 ATMs as of December 2006, the growth to the previous year was 58,22%. In addition, 74,68% of the Banks' ATMs network possess new technology and do not retain the card to process the operation and are faster delivering cash (4 times faster than standard).

The Banks' extensive ATMs network has the capacity to process cards of all brands, national like BANRED and National CIRRUS and international like PLUS and CIRRUS.

Through out our network, VISA, MASTERCARD, DINERS CLUB and AMERICAN EXPRESS credit card users', both national and international; can access to various services such as Cash Advance.

• Virtual Banking

Virtual Banking provides our clients the possibility to access from any part in the world through internet and process different types of on-line transactions. The access is protected by a secret PIN and has the support of VERISIGN, leader in information security.

The main services that our clients can process are the following:

- Application forms to Current Account, Saving Account, Loans, Credit Card and Debit Card.
- Financial Products balance consultation.
- Utilities consultation.
- Current and Saving Accounts transaction summary.
- Utilities, Credit Cards and Real State Taxes payments.
- Funds transfer.

• Electronic Banking

This is a device located in BG ATMs' lobbies; this device allows transactional operations like consultations and payments.

• Phone Banking (1700-242424)

Through this channel, our clients can access a great variety of banking services, like consulting, transfers and automatic payments and furthermore it has the option to communicate with specialised agents to advise you in any consults or requirements about products.

• Celular Banking

Through this transactional channel Banco de Guayaquil clients that have the service will be able to complete banking transaction from their mobile phone.The transactions available are the following:

- Current accounts, saving accounts and credit cards balance consultation.
- Utilities balance consult and payments
- Credit card payments.
- Internal Transfers and Local Banks transfers.

Electronic Mail

This channel allows our Corporate Banking clients to send in an efficient way Collection and Payment orders; that are uploaded automatically to BG's system in order to process them immediately.

Each of these distribution channels have had a significant increase during 2006. Alternative channels are the ones with greater share (60,2%) in the total amount of transactions; higher than the share of the traditional channel, service tellers, is 39,8% of total transactions.

ALTERNATIVE CHANNELS


Phone Banking
14,60%
Mobile Banking
1,81%
Electronic Mail
7,98%
Virtual and
Electronic
Banking
16,82%
ATMs
58,79%

The next chart presents a channel transaction summary for the year 2006. The total transactions reached 53.841.960, which represents a growth of 22,3% compared to the year 2005.

CHANNEL TRANSACTION SUMMARY

CHANNELS	No. TRANSACTIONS	%
Branches and Extended Service Windows	21.468.348	39,87%
ATMs	19.043.850	35,37%
Virtual and Electronic Banking	5.442.402	10,11%
Phone Banking	2.580.166	4,79%
Electronic Mail	4.722.057	8,77%
Mobile Banking	585.137	1,09%
TOTAL	53.841.960	100,00%


Efectiva
BANCO DE GUAYAQUIL
5892-6673-4189-0016
1
09/07
LEONARDO LEON

Debit Card

The EFECTIVA Card is a debit and ATMs card that allows clients to perform transactions in the BANRED network and CIRRUS nationally and internationally. As for December 2006 we had 273.052.


PAGO
efectivo
BANCO DE GUAYAQUIL
1-800-09081-67678-00
1 Vence 12/2007
BRUNO GUEVARA

Pago Efectivo Card

This card allows companies a better way to manage payroll payments therefore their employees are able to consult, withdraw, print their account statements and even receive credits prior an application. As for December 2006 we had 118.450 cards, which represent a 30% increase.


BANCO DE GUAYAQUIL
MULTIBANCO
En Riocentro Los Ceibos

New Agencies

The bank grows in coverage. In 2006 nine new agencies were created:

4 in Guayaquil, Texaco Perimetral, Metrovia Sur, Ajecuador and Pacifictel.

2 in Quito, in the new mall San Luis and Proesa

1 in Milagro, Aki Milagro Mall

1 in Cuenca, in Petrocomercial offices

1 in Machala, in Duragas offices

There are 125 nation-wide, in 34 cities in the country. A wide coverage for our clients.



ATMs Network

Banco de Guayaquil with the installation of 170 new devices has accomplished its goal of becoming the largest ATM's network, with a total of 462 ATM's in 2006, and therefore fulfilling the needs of our clients.


Su dinero enviado desde España
A sólo un cajero de distancia
y sin tarjeta
NUEVO PAGO DE REMESAS AUTOMÁTICO
en los cajeros del Banco de Guayaquil
Más cerca
Más seguro
Más rápido
Sin costo
BANCO DE GUAYAQUIL
MULTIBANCO
¡Sólidamente a su lado!

Automatic Remittance Payments

Banco de Guayaquil offers the service of automatic remittance payments through its ATMs network. Now Ecuadorians living in Spain will be able to send remittances to their relatives in Ecuador, who will be able to withdraw them in any of the ATM's of the bank without the need of a card. Banco de Guayaquil is the first to develop this service with the most advance technology.


Mobil
Mobil

Banco de Guayaquil and Mobil

At the beginning of 2006, Banco de Guayaquil subscribed and agreement with the service station Mobil in order to install ATM's in the On the Run Stores and in the Mobil Mart stations. Until now there are 20 ATM's in these service stations.


rápida
de pagar
BANCO DE GUAYAQUIL

Utilities Payment

Banco de Guayaquil has the most complete payment system in the Ecuadorian banking sector, which allows its clients to pay: Electricity, water and phone services, also TV cable, credit cards, etc., through several channels such as agencies, phone banking, cell phone banking, ATM's and the web page.



TV Cable Payments

The clients of the TV Cable Company that are subscribed to the service of paid television, internet or data transmission can now realize on-line payments through the traditional channels of the bank.


CONSUMOS
Empresa
Electrica

EmelManabi Agreement

Banco de Guayaquil subscribed a contract with EmelManabi, Electric Company of Manabi, in order to collect the bills of electricity use through the collection channels of the bank: agencies, phone banking, cell phone banking, ATM's and the web page.


BANCO DE GUAYAQUIL

United States of America Government Agreement

Banco de Guayaquil is the sole Ecuadorian banking institution that maintains an agreement with the United States of America government for the following consular services:

- Collection of visa applications for entering the United States.
- ATM's in the Embassy in Quito, Consulate in Guayaquil, and Air Force Base in Manta.
- Payroll.
- Extended branches in the Embassy and Consulate.

Since 2002 we have been designated as the official depositary bank for the United States of America.


BANCO DE GUAYAQUIL
M U L T I B A N C O
¡Sólidamente a su lado!

Spain Embassy Agreement

Since 2005 Banco de Guayaquil collects the consular fees and assignation for the application of visas, making the process faster, more comfortable and secure.


BANCO DE GUAYAQUIL
MULTIBANCO

10

Banco de Guayaquil in Spain

Throughout the first quarter of 2007, Banco de Guayaquil will open its first representation branch in Madrid thanks to the authorization of the Bank of Spain and the Superintendence of Banks in Ecuador.


Banco de Guayaquil y
Banco Bilbao Vizcaya Argentaria
presentan la mejor noticia
desde el exterior
BBVA
BANCO DE GUAYAQUIL
Banco de Guayaquil y
Banco Santander Central Hispano
más de 2.500 razones para
estar más cerca de sus seres queridos
BANCO DE GUAYAQUIL

Agreements with Spanish Banks

We maintain agreements with the leading Spanish financial institutions for transferring resources, through which Ecuadorian residents in Spain can send remittances to their families in Ecuador. These 10 institutions are:

- Banco Santander Central Hispano - SCH
- Banco Bilbao Vizcaya Argentaria - BBVA
- Caja Madrid
- Caixa Galicia
- Caja de Ahorros del Mediterraneo - CAM


BANCO DE GUAYAQUIL
MULTIBANCO
CAIXAGALICIA

Agreement with Caixa Galicia

Caja de Ahorros de Galicia and Banco de Guayaquil signed an agreement for the development of the fund transferring system.

Caja de Ahorros de Galicia was founded in La Coruña in 1978 and has 700 branches in Spain and representation branches in more than 10 countries.

The integrative dynamic and expansion to new markets have placed Caixa Galicia in a leadership position in the Galician financial system as one of the main Spanish financial entities.


Reciba su Pensión de Jubilación
en forma automática a través
de Depósito Directo
Receive your U.S. government
benefit payment automatically
through Direct Deposit
BANCO DE GUAYAQUIL
MULTIBANCO
¡Sólidamente a su lado!

Direct Deposit

This service allows the different governmental agencies from the United States of America to send the benefit payments of retirement automatically.

Through this agreement with the Bank of New York, Banco de Guayaquil was chosen to receive electronic 10 fund transfers from the accounts of the beneficiaries. By this, the previous service of receiving checks of the US Treasury is replaced by a more secure and faster service.



Agreement with the Guayaquil Chamber of Commerce

The members of the Guayaquil Chamber of Commerce now have an important business credit and financial services given by Banco de Guayaquil through the "Corporate Multi-account" product that will allow member to obtain preferential interest rates and other important benefits such as: unlimited virtual transactions, cell phone banking, payroll payment, automatic debits for the membership payments for CCG and access to de American Express card.



Hidropaute Trust

The Investment Funds and Trusts Administrator BG S.A. will be managing the Hidropaute Trust that will guarantee the operative and financial operation of one of the most ambitious projects in the hydroelectric sector.

In this way the BG Financial Group along with the most powerful Hydroelectric Generator Company will support to the development of this sector as well as the country.



Latin-American Directory for Georgetown University

Banco de Guayaquil through scholarships financing promotes in Ecuador the "Program of Leadership for Competitiveness". For this purpose, in October 2006 the bank called for interested participants from all over the country to participate in this for a full scholarship for one semester in Georgetown University, Washington DC. The program is managed by the Latin-American Directory for Georgetown University whose honorary president is the former Spain President of the Government Jose María Aznar and as a member of the directory our Executive President Guillermo Lasso Mendoza. We received 153 applications; PriceWaterhouseCoopers interviewed 144 applicants from all over the country to finally select 10 participants.

It is important to emphasize the high quality of the applicants acknowledged by Georgetown University, which motivated them to increase the limit from 5 to 7 participants.

Later, a selection committee from Banco de Guayaquil selected 7 professionals, whose names are in the picture above, from left to right: Maria Fernanda Gallegos, Pericles Bayas, Juan Pablo Chauvin, César Coronel, Roberto Gomez, Daniela Varas, Wendy Chávez.

Montepiedra

Centro Educativo Técnico Laboral

El espíritu de avanzar.

Activities for the Community

Centro Educativo Tecnico Laboral Montepiedra

Banco de Guayaquil comprehends that a main part of its mission statement has to do with support to the community. Beyond the different ways of helping, directly and indirectly, foundations and non profit organizations that work all over the country, throughout 2006, the bank has continued to contribute with social help by educating technical workers in areas of construction, electricity, pneumatics, refrigeration and others. Moreover, the technical formation is complemented with personal development.

Niño Esperanza

This is a permanent campaign developed by UNICEF to promote the knowledge of the kids and teenagers rights. For third consecutive year, Banco de Guayquil has been a sponsor of this program not only economically but also promoting it in every branch nation wide.

CENTRO
CULTURAL
METROPOLITANO

Centro Cultural Metropilitano

Banco de Guayquil and Centro Cultural Metropolitano maintain an agreement for the cultural diffusion of all the annual activities that the center executes. Some of the activities include painting exhibitions, musical show, academic programs and educative programs for children and teenagers.

Centro Cultural Metropolitano is without doubt the most important cultural institution in Quito.

Niños con futuro Foundation

Banco de Guayaquil for third consecutive year contributes with the children of Ecuador through the efforts of Niños con Futuro foundation.

Resurgere Foundation:

Center for Families in Crisis

Banco de Guayaquil considering that family is one of the most important bricks in society has been collaborating with the Resurgere Foundation which promotes the idea of creating a center for integration and help for the families in crisis, that will open a space to solve conflicts and diseases from people and families in an integral and profound way, not only in the surface but solving them in depth.

We expect that the information presented, as well as the audited balance sheets by the independent audit firm Delloite & Touche that are included in this report, fulfill the intention of maintain you informed about the activities of Banco de Guayaquil and its Financial Group.

Banco de Guayaquil reaffirms its vision of the banking business, defending it as a long-term business, of resistance rather than velocity, of quality rather than quantity, of prudence rather than boldness, that always requires financial solidity, that is permanently observing the changes in the environment and anticipates to them with agility, of high technological development, of efficient national and international coverage, highly creative, but above all things a Business of People and for People.

Banco de Guayaquil reaffirms its fundamental objectives of contributing to the economic and social development of Ecuador, strengthening firstly the institution, developing its activities in the entire national territory, and now internationally, presenting modern financial services to all its clients.

We do not want to end this inform without thanking the permanent support received from the Directors, the collaboration from our employees for the accomplishment of our goals and objectives, the trust shown by You, the Stockholders, and the preference that we have been deserving from our clients.

Respectfully,

Danilo Carrera Drouet — Guillermo Lasso Mendoza

Board of Directors President — Executive President

END